BAKER & McKENZIE
麥堅時律師行

14th Floor, Hutchison House
10 Harcourt Road
Hong Kong SAR

香港夏慤道10號
和記大廈14樓

Tel : +852 2846 1888
Fax : +852 2845 0476
DX 180005 QUEENSWAY 1

www.bakernet.com

20 May 2004

Our ref: 32073984-130435

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finai
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 19, 2004, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

pp [signature]

Allen Shyu

Encl.

TZS00230.DOC

Annex 1

A List of Documents Made Public

in connection with the Listing since last submission of April 19, 2004

1. Notice of Annual General Meeting dated May 14, 2004.

2. Proxy form for use at the Annual General Meeting.

3. Reply slip for attendance.

4. Circular in relation to the proposed issue of A Shares to the PRC public and to China Huadian connected transaction dated May 14, 2004.

5. Announcement relating to the proposed issue of A Shares to the PRC public and to China Huadian connected transaction - closure of the Company's Register of Members dated May 14, 2004.

SIPD 12g3-2 (b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors of Huadian Power International Corporation Limited (the "**Company**") has resolved that the 2003 Annual General Meeting of the Company will be held at 10:00 a.m. on Tuesday, 29th June, 2004 at State Guest Hotel, 9 Fuchengmenwai Road, Xicheng District, Beijing, the People's Republic of China (the "**PRC**"), for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1. To consider and approve the Report of the Board of Directors of the Company for the year 2003.
2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2003.
3. To consider and approve the audited financial statements of the Company and the auditors' reports for the year 2003.
4. To consider and approve the Company's profit distribution proposal for the year 2003 (Note 1).
5. To consider and approve the appointments of KPMG, Certified Public Accountants, and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31st December, 2004, and to authorise the Board of Directors of the Company to determine their remuneration.
6. To consider and approve other necessary matters (if any).

SPECIAL RESOLUTIONS

1. To consider and approve: (a) that the resolution passed at the 2002 Annual General Meeting of the Company held on 24th June, 2003 (the "**2002 AGM**") relating to the proposal of the Company to issue to individuals and institutional investors in the PRC and to China Huadian Corporation Renminbi ("**RMB**") denominated domestic ordinary shares ("**A Shares**") with a nominal value of RMB1.00 each and to list such A Shares to be issued to the public in the PRC on the Shanghai Stock Exchange (collectively, the "**Proposed A Share Issue**") and referred to as Special Resolution numbered 1 in the notice of the 2002 AGM dated 9th May, 2003 issued by the Company (the "**2002 AGM Notice**") shall be refreshed for a one-year period in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM; and (b) specifically that, with China Huadian Corporation and any of its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) abstaining from voting, the resolution passed at the 2002 AGM regarding the Company's proposed issue of A Shares to China Huadian Corporation under the Proposed A Share Issue and as particularly referred to as Special Resolution numbered 1(b) in the 2002 AGM Notice shall be refreshed for a one-year period (Note 2).
2. To consider and approve that the resolution passed at the 2002 AGM relating to the Company's proposal regarding its intended use of proceeds to be raised from the Proposed A Share Issue and referred to as Special Resolution numbered 2 in the 2002 AGM Notice shall be refreshed for a one-year period (Note 2).
3. To consider and approve that the resolution passed at the 2002 AGM relating to amendments proposed to be made to the Articles of Association of the Company in connection with, and to cater for, the Proposed A Share Issue and referred to as Special Resolution numbered 4 in the 2002 AGM Notice shall be refreshed for a one-year period (Note 2).
4. To consider and approve the passing of the following resolution:

   "That the Articles of Association of the Company (the "**Articles of Association**") be amended as follows:

   (a) Paragraph (1) of Article 23 of the Articles of Association be amended to read as follows:

   "All transfers of overseas listed foreign invested shares shall adopt written transfer documents of ordinary or common forms or any other forms acceptable to the board of directors, which documents may be executed in manuscript without seal. If shareholder is a recognised clearing house (or its nominee) within the meaning of any applicable rules governing the listing of securities or any other applicable securities laws and regulations, it may use machine imprinted signatures on transfer forms."

   (b) Article 63 of the Articles of Association be amended to read as follows:

   "Any shareholder entitled to attend and vote at a shareholders' general meeting of the Company shall be entitled to appoint one or more persons (who need not be a shareholder or shareholders) as his proxies to attend and vote instead of him. A proxy so appointed shall enjoy the following rights pursuant to authorisation by that shareholder:

(1) to have the same right as the shareholder to speak at the meeting;

(2) to have the authority to demand or join in demanding a poll;

(3) unless otherwise required under any applicable rules governing the listing of securities or any other applicable securities laws and regulations, to have the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

Where that shareholder is a recognised clearing house within the meaning of any applicable rules governing the listing of securities or any other applicable securities laws and regulations, it may authorise such person or persons as it thinks fit to act as its representative (or representatives) at any shareholders' general meeting or any meeting of any class of shareholders provided that, if more than one person is so authorised, the authorisation must specify the number and class of shares in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual shareholder of the Company."

(c) By adding the following paragraph as a new paragraph (the second paragraph) under Article 69 and as a new paragraph (the second paragraph) under Article 86 of the Articles of Association:

"If any shareholder (including his proxy), who is required under any applicable rules governing the listing of securities from time to time in force to abstain from voting on any particular resolution or is restricted to vote only for or against any particular resolution, fails to comply with any such requirement or restriction, his vote shall not be counted towards the voting results."

(d) Article 70 of the Articles of Association be amended to read as follows:

"Unless otherwise required under any applicable rules governing the listing of securities or any other applicable securities laws and regulations, at any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy;

(3) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

Unless a poll be so demanded or as otherwise required under any applicable rules governing the listing of securities or any other applicable securities laws and regulations, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution, that the resolution has been carried.

A demand for a poll may be withdrawn by the person who made the demand."

(e) Article 71 of the Articles of Association be amended to read as follows:

"A poll demanded on the election of the chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other questions shall, unless otherwise required under any applicable rules governing the listing of securities or any other applicable securities laws and regulations, be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded."

(f) The second paragraph under Article 91 of the Articles of Association be amended to read as follows:

"A candidate for election as director shall be proposed by the board of directors or by shareholders of the Company. A notice in writing of the intention to propose a candidate for election as a director and a notice in writing by that candidate of his willingness to be elected shall have been given to the Company at least seven (7) days before the date of the shareholder's meeting, which seven (7) days' period will commence no earlier than the day after despatch of the notice of the shareholders' meeting and end no later than seven (7) days prior to the date of such meeting."

(g) By adding the following paragraph as a new paragraph (the second paragraph) immediately following the first paragraph under Article 124 of the Articles of Association:

"A director shall abstain from voting at a board meeting the purpose of which is to approve contracts, transactions or arrangements that such director or any of his associates (as defined in the applicable rules governing the listing of securities) have material interests. Such director shall not be counted in the quorum for the relevant board meeting.",

and the Board of Directors of the Company be authorised to sign such documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts as are necessary to effect, for the purpose of or otherwise in connection with, such proposed amendments to the Articles of Association.".

By the Order of the Board of Directors
Zhou Lianqing
Company Secretary

The Board of Directors as at the date of this notice comprises of:

He Gong *(Chairman, Non-executive Director)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
14th May, 2004

Notes:

1. **Profit distribution proposal of the Company for the year 2003**

An interim dividend of RMB0.02 per share (totalling approximately RMB105,122,000) for the six months ended 30th June, 2003 was distributed on 26th September, 2003. On 28th March, 2004, the Board of Directors of the Company recommended payment of a final dividend of RMB0.035 per share (totalling approximately RMB183,963,000) for the financial year ended 31st December, 2003.

Final dividend for domestic shares will be distributed and paid in RMB whereas dividend for H shares were declared in RMB and will be paid in Hong Kong dollars (at the average exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the week immediately preceding Tuesday, 29th June, 2004. The final dividend will be distributed to shareholders of the Company whose names appear on the register of members of the Company at the close of business on Monday, 28th June, 2004. The H share register of members of the Company will be closed from Saturday, 29th May, 2004 to Monday, 28th June, 2004, both days inclusive, during which period no transfer of H shares will be effected. Shareholders of H shares of the Company intending to be entitled to receive the final dividend are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 28th May, 2004. The final dividend will be distributed on Friday, 16th July, 2004.

2. **Proposed A Share Issue**

As mentioned in the announcements dated 9th May, 13th May and 24th June, 2003 issued by the Company (collectively, the "**Announcements**") and the Company's circular dated 30th May, 2003 (the "**Circular**"), the Company proposed to proceed with the Proposed A Share Issue. The Proposed A Share Issue and the ancillary matters were conditionally approved by way of special resolutions passed at the 2002 AGM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2002 AGM, expiring on 23rd June, 2004. The Proposed A Share Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the Proposed A Share Issue as soon as practicable. In the circumstances, the Board of Directors has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders to refresh for a one-year period all relevant resolutions relating to the Proposed A Share Issue in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM.

Shareholders of the Company should note that details of the Proposed A Share Issue and the ancillary matters, and all resolutions passed at the 2002 AGM relating thereto (including but not limited to the structure of the Proposed A Share Issue, the Company's proposed issue of a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) to China Huadian Corporation under the Proposed A Share Issue (which, if materialised, will constitute a connected transaction of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited), the Company's proposal regarding its intended use of the proceeds to be raised from the Proposed A Share Issue and the proposed amendments to be made to the Articles of Association in connection with, and to cater for, the Proposed A Share Issue) are contained in the Announcements, the Circular, and an announcement and a circular, both dated 14th May, 2004 issued by the Company.

3. **Eligibility of attending the Annual General Meeting and closure of register**

Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 28th May, 2004 ("**Registered Shareholders**") are entitled to attend the Annual General Meeting upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Saturday, 29th May, 2004 to Monday, 28th June, 2004, both days inclusive, during which period no transfer of H shares will be effected. Shareholders of H shares of the Company intending to attend the Annual General Meeting are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 28th May, 2004.

4. Registration procedures for attending the Annual General Meeting

(1) Registered Shareholders who intend to attend the Annual General Meeting are required to deliver the completed and signed written reply slip with the Secretarial Office of the Board of Directors of the Company on or before Tuesday, 8th June, 2004. Please use the "Reply Slip for Attendance" or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered Shareholders of H shares of the Company who intend to attend the Annual General Meeting shall also deliver copies of their instruments of transfer and the relevant share certificates with the Secretarial Office of the Board of Directors of the Company on or before Tuesday, 8th June, 2004.

(2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the Annual General Meeting, and shall issue copies or facsimile copies of admission cards for attending the Annual General Meeting by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

5. Proxies

(1) Any Registered Shareholder is entitled to appoint one or more proxies to attend and vote at the Annual General Meeting on his behalf by completing the enclosed "Proxy Form For Use at the Annual General Meeting" (the "**Proxy Form**") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the attorney is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

(2) In respect of Registered Shareholders of domestic shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the Board of Directors of the Company not less than 24 hours before the time designated for convening the Annual General Meeting. In respect of Registered Shareholders of H shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the Annual General Meeting.

6. Procedure to demand a poll

Pursuant to Articles 70 to 72 of the Articles of Association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy;

(3) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who made the demand. A poll demanded on the election of the chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other questions shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including his proxies) entitled to two or more votes need not cast all his votes in the same way.

7. Miscellaneous

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

(2) The Annual General Meeting is expected to take half a day. Shareholders attending the Annual General Meeting shall be responsible for their own travel and accommodation expenses.

(3) The registered address of the Company and the details of the Secretarial Office of the Board of Directors of the Company are as follows:-

No. 14, Jingsan Road
Jinan, Shandong Province
The People's Republic of China
Tel No.: 86-531-603 5467
Fax No.: 86-531-603 5469

(4) The address and contact details of Hong Kong Registrars Limited are as follows:-

Rooms 1901-05, 19th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: 852-2862 8628
Fax No.: 852-2865 0990 / 852-2529 6087

* *for identification only*

4. **參加股東周年大會的登記手續**

(1) 擬出席股東周年大會的註冊股東，必須在二零零四年六月八日（星期二）或該日前將已填妥及簽署之書面確認回復送達本公司董事會秘書室。該書面回覆請採用本通告隨附的「出席確認回執」或其複印件。擬出席股東周年大會的H股註冊股東，除前述要求外，必須在二零零四年六月八日（星期二）或該日前將其過戶文件副本及有關股票憑證副本送達本公司董事會秘書室。

(2) 註冊股東可以下列方法將必要的登記文件送交本公司：親自交回、郵遞或傳真。收悉上述文件後，本公司將完成參加股東周年大會的登記程序，並以郵遞或傳真方式發出股東周年大會入場證副本或傳真副本。股東或其代表在參加股東周年大會時，可以用副本交換股東周年大會入場證正本。

5. **股東代理人**

(1) 註冊股東有權通過填妥本通告隨附的「股東周年大會適用的代表委任表格」（「委任書」）或其複印本委任一位或多位代理人代表其出席股東周年大會及投票。代理人不必為本公司股東。如委任超過一名代理人，該等代理人只能以投票方式行使表決權。委任書必須由註冊股東或由其以書面形式正式授權的委託人簽署。如委任書由註冊股東的委託人簽署，則授權該委託人委任代理人的授權書或其他授權文件必須經過公證。如委託人為一法人，則其委任書應加蓋法人印章或由其董事或正式委任的代理人簽署。

(2) 就內資股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於股東周年大會指定的舉行時間前二十四小時送達本公司董事會秘書室方為有效。 就H股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於股東周年大會指定的舉行時間前二十四小時送達香港證券登記方為有效。

6. **要求進行表決之手續**

根據公司章程第70至72條，於本公司之任何股東大會上，決議案須以舉手之方式表決，除非下列人士在舉手表決以前或以後，要求以投票方式表決：

（一） 會議主席；

（二） 至少兩名有表決權的股東或者有表決權的股東代理人；

（三） 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東（包括股東代理人）。

以投票方式表決的要求可以由提出者撤回。如果要求以投票方式表決的事項是選舉主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，否則會議可以繼續進行討論其他事項。投票結果仍被視為在該會議上所通過的決議。在大會上進行的投票，如股東（包括其股東代理人）擁有兩票或以上之投票權，毋須以同樣方式表決所有票數。

7. **其他**

(1) 每位本公司股東（或其股東代理人）在股東周年大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

(2) 股東周年大會會期預計半天，參加股東周年大會的股東的交通及食宿費自理。

(3) 本公司的註冊地址及本公司董事會秘書室之詳情如下：—

中華人民共和國山東省濟南市經三路十四號
電話：86531-603 5467
傳真：86531-603 5469

(4) 香港證券登記有限公司的地址及聯絡資料如下：—

香港灣仔皇后大道東183號合和中心19樓1901-05室
電話：852-2862 8628
傳真：852-2865 0990/852-2529 6087

* *僅供識別*

並授權本公司董事會簽署必要的文件、辦理必要的手續(包括，但不限於，各項註冊及/或登記手續)、以及採取及／或進行該等其他事情及必要的行動，以幫助完成上述對公司章程所做的建議修改。」

承董事會命
周連青
公司秘書

於本通告日期，董事會由下列董事組成：

賀恭	(董事長，非執行董事)
笪鴻興	(執行董事)
朱崇利	(非執行董事)
陳建華	(執行董事)
田沛亭	(執行董事)
彭興宇	(非執行董事)
張炳炬	(非執行董事)
王映黎	(非執行董事)
丁慧平	(獨立非執行董事)
趙景華	(獨立非執行董事)
胡元木	(獨立非執行董事)
王傳順	(獨立非執行董事)

中華人民共和國，山東
二零零四年五月十四日

附註：

1. 本公司2003年利潤分配方案

本公司於二零零三年九月二十六日派發截至二零零三年六月三十日止六個月期間每股人民幣0.02元的中期股息(合計約人民幣105,122,000元)。二零零四年三月二十八日，本公司董事會建議派發截至二零零三年十二月三十一日止財政年度末期股息每股人民幣0.035元(合計約人民幣183,963,000元)。

末期股息之內資股股息以人民幣派發和支付，H股股息以人民幣宣派，以港幣支付(此值將按二零零四年六月二十九日(星期二)之前的一個星期中國人民銀行公佈的人民幣兑換港幣的平均值計算)。末期股息將派發予於二零零四年六月二十八日(星期一)營業時間結束時登記在本公司股東名冊上的本公司股東。本公司將於二零零四年五月二十九日(星期六)至二零零四年六月二十八日(星期一)(包括首尾兩天)期間暫停辦理H股股東名冊過戶手續，在該期間不登記H股股份轉讓。本公司H股註冊股東須將過戶文件及有關股票憑證在二零零四年五月二十八日(星期五)下午四時前送達本公司H股的股份登記公司，即香港證券登記有限公司，方可獲派發末期股息。股息派發日為二零零四年七月十六日(星期五)。

2. A股發行方案

如本公司於二零零三年五月九日、五月十三日及六月二十四日刊發的公告(「該等公告」)及二零零三年五月三十日刊發的通函(「該通函」)所載，本公司曾建議實施A股發行方案。A股發行方案及有關其他事項已於二零零二年度股東周年大會上獲特別決議案的有條件批准。根據有關中國法律的規定，該等決議案自二零零二年股東周年大會日期起有效期為一年，並將於二零零四年六月二十三日屆滿。截至本通告刊發日期止，本公司尚未完成A股發行方案。本公司將努力儘快完成A股發行方案。有鑒於此，為符合中國之有關法律法規的規定，董事會已決定尋求本公司股東的批准，按照與二零零二年度股東周年大會所審議及通過決議案的實質相同的結構、方式及同等條款，將所有與A股發行方案相關的決議案續期一年。

本公司之股東應留意，A股發行方案及隨附之事項及所有與其有關於二零零二年股東週年大會通過之決議案(包括但不限於A股發行方案之結構及本公司根據A股發行方案擬向中國華電集團公司發行不超過196,000,000股新A股)(以未上市之國有法人股之形式)(倘達成將根據香港聯合交易所有限公司證券上市規則構成一項本公司之關連交易)、本公司有關其於A股發行方案籌集所得之款項用途以及因A股發行方案而對公司章程作出之有關建議修訂之詳情，載於該等公告、該通函及本公司於二零零四年五月十四日發出之公告及通函內。

3. 出席股東周年大會的資格及暫停辦理股份過戶登記手續

凡於二零零四年五月二十八日(星期五)營業時間結束時登記在本公司股東名冊上的本公司股東(「註冊股東」)均有權在履行必要的登記手續後出席股東周年大會。本公司的H股股東名冊將於二零零四年五月二十九日(星期六)至二零零四年六月二十八日(星期一)(包括首尾兩天)期間內暫停辦理H股股份過戶登記手續。欲出席股東周年大會的本公司H股股東，必須將其過戶文件及有關股票憑證於二零零四年五月二十八日(星期五)下午四時前，送達本公司H股的股份登記公司，即香港證券登記有限公司(「香港證券登記」)。

(一) 該股東在股東大會上的發言權；

(二) 自行或者與他人共同要求以投票方式表決；

(三) 除非根據適用的證券上市規則或其他證券法律法規另有規定外，以舉手或者以投票方式行使表決權，但是委任的股東代理人超過一人時，該等股東代理人只能以投票方式行使表決權。

如該股東為適用的證券上市規則或其他證券法律法規所定義的認可結算所，可以授權其認為合適的人士(一個或以上)在任何股東大會或任何類別的股東的任何會議上擔任其代表；但是，如經此授權一名以上的人士，授權書應載明每名該等人士經此授權所涉及的股票數目和種類。經此授權的人士有權代表認可結算所(或其代理人)可以行使的權利，猶如該股東為公司的個人股東無異。」

(c) 藉增加以下一段作為公司章程第69條之新段(第二段)及作為第86條之新段(第二段)：

「根據適用的不時訂定的證券上市規則，當任何股東(包括其股東代理人)須就某個決議案放棄表決權、或限制其就某個決議案只能投贊成票或反對票時，任何股東或其代理人違反有關規定或限制的投票，其作出的表決將不得計入表決結果內。」

(d) 公司章程第70條修訂如下:

「除非根據適用的證券上市規則或其他證券法律法規另有規定外，或下列人員在舉手表決以前或以後，要求以投票方式表決，股東大會以舉手方式進行表決：

(一) 會議主席；

(二) 至少兩名有表決權的股東或者有表決權的股東的代理人；

(三) 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東(包括股東代理人)。

除非根據適用的證券上市規則或其他證券法律法規另有規定外，或有人提出以投票方式表決，會議主席根據舉手表決的結果，宣佈提議通過情況，並將此記載在會議記錄中，作為最終的依據，無須證明該會議通過的決議中支持或反對的票數或者其比例。

以投票方式表決的要求可以由提出者撤回。」

(e) 公司章程第71條修訂如下:

「如果要求以投票方式表決的事項是選舉主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，除非根據適用的證券上市規則或其他證券法律法規另有規定外由主席決定何時舉行投票，會議可以繼續進行，討論其他事項。投票結果仍被視為在該會議上所通過的決議。」

(f) 公司章程第91條第二段修訂如下:

「董事候選人由董事會或股東提名。有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應當在股東大會通知發出後至股東大會召開7日前發給公司。」

(g) 藉增加以下一段至作為緊隨公司章程第124條第一段後之新段(第二段)：

「董事不得於任何董事會決議批准其或其任何聯繫人(定義見適用的證券上市規則)擁有重大權益的合同、交易或安排進行投票，亦不得列入會議的法定人數。」

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

股東周年大會通告

茲通告華電國際電力股份有限公司(「本公司」)董事會決定於二零零四年六月二十九日(星期二)上午十時正於中華人民共和國(「中國」)北京市西城區阜成門外大街甲9號國賓酒店舉行本公司二零零三年度股東周年大會，藉以處理下列事項：

普通決議案

1. 審議及批准本公司二零零三年度董事會報告。

2. 審議及批准本公司二零零三年度監事會報告。

3. 審議及批准本公司二零零三年度經審計的財務報表和核數師報告。

4. 審議及批准本公司二零零三年度利潤分配方案(附註1)。

5. 審議及批准聘用畢馬威會計師事務所及畢馬威華振會計師事務所為本公司截至二零零四年十二月三十一日止財政年度之國際及境內核數師，並授權本公司董事會決定其酬金。

6. 審議及批准其他必需事宜(如有)。

特別決議案

1. 審議及批准：(a)於二零零三年六月二十四日召開之本公司二零零二年度股東週年大會(「二零零二年度股東週年大會」)通過有關本公司向中國境內自然人及機構投資者和中國華電集團公司發行人民幣內資股普通股(A股)之提議之決議案，這次發行A股的面值為人民幣1元，並且向中國公眾發行的A股將在上海股票交易所掛牌上市(上述合稱「A股發行方案」)，並由本公司於二零零三年五月九日發出之二零零二年股東週年大會通知(「二零零二年度股東週年大會通知」)第1項之特別決議案，按照與二零零二年度股東周年大會所審議及通過決議案的實質相同的結構、方式及同等條款，將所有與A股發行方案相關的決議案續期一年；及(b)特別是，在中國華電集團公司及其任何聯繫人(定義見香港聯合交易所有限公司證券上市規則)放棄投票權的情況下，於二零零二年度股東週年大會上通過有關本公司根據A股發行方案擬向中國華電集團公司發行A股以及於二零零二年度股東週年大會通知上特別作為第1(b)項之特別決議案續期一年(附註2)。

2. 審議及批准於二零零二年股東週年大會上通過有關本公司於A股發行方案籌集所得款項之計劃用途、並於二零零二年度股東週年大會通知上特別作為第2項之特別決議案續期一年(附註2)。

3. 審議及批准於二零零二年股東週年大會上通過有關擬對本公司之公司章程作出修訂以便進行A股發行方案及於二零零二年度股東週年大會通知上作為第4項之特別決議案續期一年(附註2)。

4. 審議及批准下列決議案：

   「動議本公司之公司章程「(公司章程)」修訂如下：

   (a) 公司章程第23條第(1)段修訂如下：

   「所有境外上市外資股的轉讓皆應採用一般或普通格式或任何其他為董事會接受的格式的書面轉讓文據；可以只用人手簽署，毋須蓋章。如股東為適用的證券上市規則或其他證券法律法規所定義的認可結算所或其名義人，轉讓表格可以用機器印刷形式簽署。」

   (b) 公司章程第63條修訂如下：

   「任何有權出席股東會議並有權表決的股東，有權委任一人或者數人(該人可以不是股東)作為其股東代理人，代為出席和表決。該股東代理人依照該股東的委託，可以行使下列權利：

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

PROXY FORM FOR USE AT THE ANNUAL GENERAL MEETING

I/We ______________ with H share shareholder account number (if applicable): ______________ of ______________ *(Note 1)*, being the registered holder(s) of ______________ domestic shares / ______________ H shares *(Note 2)* in Huadian Power International Corporation Limited (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or ______________ of ______________ *(Note 3)* as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at State Guest Hotel, 9 Fuchengmenwai Road, Xicheng District, Beijing, the People's Republic of China at 10:00 a.m. on Tuesday, 29 June 2004 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
ORDINARY RESOLUTIONS		
1. To approve the Report of the Board of Directors of the Company for the year 2003.		
2. To approve the Report of the Supervisory Committee of the Company for the year 2003.		
3. To approve the audited financial statements of the Company and the auditors' reports for the year 2003.		
4. To approve the Company's profit distribution proposal for the year 2003.		
5. To approve the appointments of KPMG, Certified Public Accountants, and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31st December, 2004, and to authorise the Board of Directors of the Company to determine their remuneration.		
SPECIAL RESOLUTIONS		
1. (a) To approve that the resolution passed at the 2002 Annual General Meeting of the Company held on 24th June, 2003 (the "2002 AGM") relating to the proposal of the Company to issue to individuals and institutional investors in the PRC and to China Huadian Corporation Renminbi ("RMB") denominated domestic ordinary shares ("A Shares") with a nominal value of RMB1.00 each and to list such A Shares to be issued to the public in the PRC on the Shanghai Stock Exchange (collectively, the "Proposed A Share Issue") and referred to as Special Resolution numbered 1 in the notice of the 2002 AGM dated 9th May, 2003 issued by the Company (the "2002 AGM Notice") shall be refreshed for a one-year period in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM.		
(b) To approve specifically that, with China Huadian Corporation and any of its associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) abstaining from voting, the resolution passed at the 2002 AGM regarding the Company's proposed issue of A Shares to China Huadian Corporation under the Proposed A Share Issue and as particularly referred to as Special Resolution numbered 1(b) in the 2002 AGM Notice shall be refreshed for a one-year period.		
2. To approve that the resolution passed at the 2002 AGM relating to the Company's proposal regarding its intended use of proceeds to be raised from the Proposed A Share Issue and referred to as Special Resolution numbered 2 in the 2002 AGM Notice shall be refreshed for a one-year period.		
3. To approve that the resolution passed at the 2002 AGM relating to amendments proposed to be made to the Articles of Association of the Company in connection with, and to cater for, the Proposed A Share Issue and referred to as Special Resolution numbered 4 in the 2002 AGM Notice shall be refreshed for a one-year period.		
4. To approve the passing of the following resolution: "That the Articles of Association of the Company (the "Articles of Association") be amended as follows: (a) Paragraph (1) of Article 23 of the Articles of Association be amended to read as follows: "All transfers of overseas listed foreign invested shares shall adopt written transfer documents of ordinary or common forms or any other forms acceptable to the board of directors, which documents may be executed in manuscript without seal. If shareholder is a recognised clearing house (or its nominee) within the meaning of any applicable rules governing the listing of securities or any other applicable securities laws and regulations, it may use machine imprinted signatures on transfer forms." (b) Article 63 of the Articles of Association be amended to read as follows: "Any shareholder entitled to attend and vote at a shareholders' general meeting of the Company shall be entitled to appoint one or more persons (who need not be a shareholder or shareholders) as his proxies to attend and vote instead of him. A proxy so appointed shall enjoy the following rights pursuant to authorisation by that shareholder: (1) to have the same right as the shareholder to speak at the meeting; (2) to have the authority to demand or join in demanding a poll;		

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
(3) unless otherwise required under any applicable rules governing the listing of securities or any other applicable securities laws and regulations, to have the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Where that shareholder is a recognised clearing house within the meaning of any applicable rules governing the listing of securities or any other applicable securities laws and regulations, it may authorise such person or persons as it thinks fit to act as its representative (or representatives) at any shareholders' general meeting or any meeting of any class of shareholders provided that, if more than one person is so authorised, the authorisation must specify the number and class of shares in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual shareholder of the Company." (c) By adding the following paragraph as a new paragraph (the second paragraph) under Article 69 and as a new paragraph (the second paragraph) under Article 86 of the Articles of Association: "If any shareholder (including his proxy), who is required under any applicable rules governing the listing of securities from time to time in force to abstain from voting on any particular resolution or is restricted to vote only for or against any particular resolution, fails to comply with any such requirement or restriction, his vote shall not be counted towards the voting results." (d) Article 70 of the Articles of Association be amended to read as follows: "Unless otherwise required under any applicable rules governing the listing of securities or any other applicable securities laws and regulations, at any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded by: (1) the chairman of the meeting; (2) at least two shareholders, who possess the right to vote, present in person or by proxy; (3) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting. Unless a poll be so demanded or as otherwise required under any applicable rules governing the listing of securities or any other applicable securities laws and regulations, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution, that the resolution has been carried. A demand for a poll may be withdrawn by the person who made the demand." (e) Article 71 of the Articles of Association be amended to read as follows: "A poll demanded on the election of the chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other questions shall, unless otherwise required under any applicable rules governing the listing of securities or any other applicable securities laws and regulations, be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded." (f) The second paragraph under Article 91 of the Articles of Association be amended to read as follows: "A candidate for election as director shall be proposed by the board of directors or by shareholders of the Company. A notice in writing of the intention to propose a candidate for election as a director and a notice in writing by that candidate of his willingness to be elected shall have been given to the Company at least seven (7) days before the date of the shareholder's meeting, which seven (7) days' period will commence no earlier than the day after despatch of the notice of the shareholders' meeting and end no later than seven (7) days prior to the date of such meeting." (g) By adding the following paragraph as a new paragraph (the second paragraph) immediately following the first paragraph under Article 124 of the Articles of Association: "A director shall abstain from voting at a board meeting the purpose of which is to approve contracts, transactions or arrangements that such director or any of his associates (as defined in the applicable rules governing the listing of securities) have material interests. Such director shall not be counted in the quorum for the relevant board meeting.", and the Board of Directors of the Company be authorised to sign such documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts as are necessary to effect, for the purpose of or otherwise in connection with, such proposed amendments to the Articles of Association.".		

Signature *(Note 5)* ______________________ Date: ______________________ 2004

Notes:

1. Please insert full name and address in block capitals.
2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.
3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the Annual General Meeting is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING" and insert the full name and address of the proxy to be appointed in the space provided. You are entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a member of the Company. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.
4. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing. If the attorney is a corporation or an institution, this proxy form must be executed under seal or executed by its director or a duly authorised person. All powers of attorney referred to in this Note must be notarised.
6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar's address at Hong Kong Registrars Limited, Rooms 1901-05, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time designated for convening the Annual General Meeting.
7. When attending the Annual General Meeting, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.
8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the Annual General Meeting according to the instructions as set out in Note 7.

* *for identification only*

決議	贊成 (附註4)	反對 (附註4)
(b) 公司章程第63條修訂如下： 「任何有權出席股東會議並有權表決的股東，有權委任一人或者數人（該人可以不是股東）作為其股東代理人，代為出席和表決。該股東代理人依照該股東的委託，可以行使下列權利： (一) 該股東在股東大會上的發言權； (二) 自行或者與他人共同要求以投票方式表決； (三) 除非根據適用的證券上市規則或其他證券法律法規另有規定外，以舉手或者以投票方式行使表決權，但是委任的股東代理人超過一人時，該等股東代理人只能以投票方式行使表決權。 如該股東為適用的證券上市規則或其他證券法律法規所定義的認可結算所，可以授權其認為合適的人士（一個或以上）在任何股東大會或任何類別的股東的任何會議上擔任其代表；但是，如經此授權一名以上的人士，授權書應載明每名該等人士經此授權所涉及的股票數目和種類。經此授權的人士有權代表認可結算所（或其代理人）可以行使的權利，猶如該股東為公司的個人股東無異。」 (c) 藉增加以下一段作為公司章程第69條之新段（第二段）及作為第86條之新段（第二段）： 「根據適用的不時訂定的證券上市規則，當任何股東（包括其股東代理人）須就某個決議案放棄表決權、或限制其就某個決議案只能投贊成票或反對票時，任何股東或其代理人違反有關規定或限制的投票，其作出的表決將不得計入表決結果內。」 (d) 公司章程第70條修訂如下: 「除非根據適用的證券上市規則或其他證券法律法規另有規定外，或下列人員在舉手表決以前或以後，要求以投票方式表決，股東大會以舉手方式進行表決： (一) 會議主席； (二) 至少兩名有表決權的股東或者有表決權的股東的代理人； (三) 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東（包括股東代理人）。 除非根據適用的證券上市規則或其他證券法律法規另有規定外，或有人提出以投票方式表決，會議主席根據舉手表決的結果，宣佈提議通過情況，並將此記載在會議記錄中，作為最終的依據，無須證明該會議通過的決議中支持或反對的票數或者其比例。 以投票方式表決的要求可以由提出者撤回。」 (e) 公司章程第71條修訂如下: 「如果要求以投票方式表決的事項是選舉主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，除非根據適用的證券上市規則或其他證券法律法規另有規定外由主席決定何時舉行投票，會議可以繼續進行，討論其他事項。投票結果仍被視為在該會議上所通過的決議。」 (f) 公司章程第91條第二段修訂如下: 「董事候選人由董事會或股東提名。有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應當在股東大會通知發出後至股東大會召開7日前發給公司。」 (g) 藉增加以下一段至作為緊隨公司章程第124條第一段後之新段（第二段）： 「董事不得於任何董事會決議批准其或其任何聯繫人（定義見適用的證券上市規則）擁有重大權益的合同、交易或安排進行投票，亦不得列入會議的法定人數。」 並授權本公司董事會簽署必要的文件、辦理必要的手續（包括，但不限於，各項註冊及/或登記手續）、以及採取及／或進行該等其他事情及必要的行動，以幫助完成上述對公司章程所做的建議修改。」		

簽署（附註5）________________________________ 日期：二零零四年__________月__________日

附註：

1. 請用正楷填上全名及地址。
2. 請劃去不適用者並請填上以您名義登記與本委任書有關的股份數額。如未有填上數額，則本委任書將被視為與以您名義登記的所有本公司股份有關。
3. 您有權委任您選擇的任何人士為您的代理人。如欲委任大會主席以外的人士為代理人，請將「大會主席」字樣刪去，並在空格內填上您所擬委任代理人的姓名及地址。您可委任一位或多位代理人出席及投票，受委任代理人毋須為本公司股東。但如您委任數人為您的代理人，請注明每名代理人所代表的股份數目。本委任書的每項更改，將須由簽署人簽字示可。
4. 請注意：如投票贊成任何決議案，請在「贊成」格內加上「√」；如投票反對任何決議案，請在「反對」格內加上「√」。如無任何指示或交回的委任書並無指示受委任代理人如何就某項議案投票，代理人可自行決定是否及如何投票。
5. 本委任書須由您或您正式書面授權的人士簽署。如委託人為一公司或機構，則本委任書必須加蓋該公司或機構印章，或由其董事或正式授權的代理人簽署。本附註所述的授權書均須公證。
6. 本委任書連同簽署人經公證的授權書或其他授權文件，最遲須於股東周年大會召開前二十四小時送達本公司董事會秘書室或送達本公司H股的股份登記公司－即位於香港灣仔皇后大道東183號合和中心19樓1901-05室的香港證券登記有限公司方為有效。
7. 代理人代表股東出席股東周年大會時應出示已填妥及簽署的本委任書及代理人的身份證明文件。
8. 本委任書以一式兩份填寫，其中一份應依據附註6的指示予以送達，另一份則應依據附註7的指示於代理人出席股東周年大會時出示。

* *僅供識別*

華電國際電力股份有限公司
Huadian Power International Corporation Limited *
(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

股東周年大會適用的代表委任表格（委任書）

本人／吾等＿＿＿＿＿＿＿＿＿＿＿＿ H股股東帳號(如適用)：＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿ *(附註1)*

持有華電國際電力股份有限公司(本公司)投票：內資股＿＿＿＿＿＿股／H股＿＿＿＿＿＿股 *(附註2)*。作為本公司的股東，現委任 *(附註3)* 大會主席，或＿＿＿＿＿＿＿＿為本人／吾等的代表，代表本人／吾等出席二零零四年六月二十九日(星期二)上午十時正於中華人民共和國北京市西城區阜成門外大街甲9號國賓酒店舉行的本公司二零零三年度股東周年大會或其延遲會議，並於該股東周年大會或其延遲會議代表本人／吾等，依照下列指示就股東周年大會通告載列之決議案投票；如無作出指示，則由本人／吾等的代表酌情決定投票。

決議	贊成 *(附註4)*	反對 *(附註4)*
普通決議案		
1. 批准本公司二零零三年度董事會報告。		
2. 批准本公司二零零三年度監事會報告。		
3. 批准本公司二零零三年度經審計的財務報表和核數師報告。		
4. 批准本公司二零零三年度利潤分配方案。		
5. 批准聘用畢馬威會計師事務所及畢馬威華振會計師事務所為本公司截至二零零四年十二月三十一日止財政年度之國際及境內核數師，並授權本公司董事會決定其酬金。		
特別決議案		
1. (a) 批准於二零零三年六月二十四日召開之本公司二零零二年度股東周年大會(「二零零二年度股東周年大會」)通過有關本公司向中國境內自然人及機構投資者和中國華電集團公司發行人民幣內資股普通股(A股)之提議之決議案，這次發行A股的面值為人民幣1元，並且向中國公眾發行的A股將在上海股票交易所掛牌上市(上述合稱「A股發行方案」)，並由本公司於二零零三年五月九日發出之二零零二年股東周年大會通知(「二零零二年度股東周年大會通知」)第1項之特別決議案，按照與二零零二年度股東周年大會所審議及通過決議案的實質相同的結構、方式及同等條款，將所有與A股發行方案相關的決議案續期一年。		
(b) 批准特別是在中國華電集團公司及其任何聯繫人(定義見香港聯合交易所有限公司證券上市規則)放棄投票權的情況下，於二零零二年度股東周年大會上通過有關本公司根據A股發行方案擬向中國華電集團公司發行A股以及於二零零二年度股東周年大會通知上特別作為第1(b)項之特別決議案續期一年。		
2. 批准於二零零二年股東周年大會上通過有關本公司於A股發行方案籌集所得款項之計劃用途、並於二零零二年度股東周年大會通知上特別作為第2項之特別決議案續期一年。		
3. 批准於二零零二年股東周年大會上通過有關擬對本公司之公司章程作出修訂以便進行A股發行方案及於二零零二年度股東周年大會通知上作為第4項之特別決議案續期一年。		
4. 批准下列決議案： 「動議本公司之公司章程「(公司章程)」修訂如下： (a) 公司章程第23條第(1)段修訂如下： 「所有境外上市外資股的轉讓皆應採用一般或普通格式或任何其他為董事會接受的格式的書面轉讓文據；可以只用人手簽署，毋須蓋章。如股東為適用的證券上市規則或其他證券法律法規所定義的認可結算所或其名義人，轉讓表格可以用機器印刷形式簽署。」		

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huadian Power International Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

PROPOSED ISSUE OF A SHARES TO THE PRC PUBLIC AND TO CHINA HUADIAN CONNECTED TRANSACTION

Independent financial adviser to an independent board committee and the independent shareholders of Huadian Power International Corporation Limited

Goldbond Capital (Asia) Limited

IT IS IMPORTANT TO NOTE THAT THE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF THE COMPANY WITH INFORMATION ON THE PROPOSED ISSUE OF A SHARES BY THE COMPANY, SO THAT THE SHAREHOLDERS OF THE COMPANY MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF CERTAIN RESOLUTION(S) TO BE TABLED AT THE 2003 ANNUAL GENERAL MEETING OF THE COMPANY. THE A SHARES WILL BE ISSUED ONLY TO SUBSCRIBERS IN THE PEOPLE'S REPUBLIC OF CHINA. THIS CIRCULAR DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER OR INVITATION, OR SOLICITATION OR INDUCEMENT OF AN OFFER, TO SUBSCRIBE FOR OR PURCHASE ANY OF THE A SHARES OR OTHER SECURITIES OF THE COMPANY, NOR IS THIS CIRCULAR CALCULATED TO INVITE OFFERS FOR ANY SHARES OR OTHER SECURITIES OF THE COMPANY.

A letter from the board of the directors of the Company is set out on pages 1 to 8 of this circular. A letter from an independent board committee of the Company is set out on pages 9 to 10 of this circular. A letter from Goldbond Capital (Asia) Limited, the independent financial adviser to the independent board committee and the Company's independent shareholders, is set out on pages 11 to 16 of this circular.

A notice dated 14th May, 2004 convening the 2003 annual general meeting of the Company to be held at State Guest Hotel, 9 Fuchengmenwai Road, Xicheng District, Beijing, the People's Republic of China at 10:00 a.m. on Tuesday, 29th June, 2004, together with the reply slip for attendance and proxy form, is being despatched to the shareholders of the Company. If you are eligible, and intend, to attend the Company's 2003 annual general meeting, please complete and return the reply slip for attendance enclosed with the Company's notice of annual general meeting in accordance with the instructions printed thereon as soon as possible and in any event by Tuesday, 8th June, 2004. Whether or not you will attend the Company's annual general meeting, you are requested to complete and return the proxy form enclosed with the Company's notice of annual general meeting in accordance with the instructions printed thereon. Completion and return of the proxy form will not preclude you from attending and voting in person at the annual general meeting or any adjournment thereof should you so wish.

14th May, 2004

SIPD 12g3-2 (b)

File No. 82-4932

* *for identification only*

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"2002 AGM"	means the 2002 annual general meeting of the Company held on 24th June, 2003;
"2003 AGM"	means the 2003 annual general meeting of the Company proposed to be held at State Guest Hotel, 9 Fuchengmenwai Road, Xicheng District, Beijing, the PRC at 10:00 a.m. on Tuesday, 29th June, 2004;
"A Share(s)"	means the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each, proposed to be issued by the Company to individuals and institutional investors in the PRC (i.e., the PRC public) and to China Huadian under the Proposed A Share Issue;
"Articles of Association"	means the Articles of Association of the Company;
"associate(s)"	has the meaning ascribed thereto in the Listing Rules;
"China Huadian"	means 中國華電集團公司 (China Huadian Corporation), a wholly State-owned enterprise and the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital;
"Company"	means 華電國際電力股份有限公司 (Huadian Power International Corporation Limited) (formerly known as 山東國際電源開發股份有限公司 Shandong International Power Development Company Limited), a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, which is principally engaged in the electricity-generating business and whose H Shares are listed on the Hong Kong Stock Exchange;
"CSRC"	means China Securities Regulatory Commission;
"Directors"	means the directors of the Company;
"Goldbond Capital"	Goldbond Capital (Asia) Limited, the independent financial adviser to the Independent Board Committee and the Company's independent shareholders and is a licensed corporation for type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO;
"Group"	means the Company, its subsidiaries, and all power plants and power stations under its control;
"H Share(s)"	means the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each, which H Shares are listed on the Hong Kong Stock Exchange;
"Hong Kong"	means Hong Kong Special Administrative Region of The People's Republic of China;

"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	means a committee of the board of Directors comprising the four independent non-executive Directors (namely, Mr. Ding Huiping, Mr. Zhao Jinghua, Mr. Hu Yuanmu and Mr. Wang Chuanshun);
"Latest Practicable Date"	means 11th May, 2004, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	means The People's Republic of China;
"Proposed A Share Issue"	means the proposed issue of a maximum of 765,000,000 new A Shares, of which a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian, with the remaining portion to be issued to individuals and institutional investors in the PRC (i.e., the PRC public), and the proposed listing of such new A Shares to be issued to the PRC public as mentioned above on the Shanghai Stock Exchange;
"RMB"	means Renminbi, the lawful currency of the PRC;
"SFO"	means the *Securities and Futures Ordinance* (Chapter 571 of the Laws of Hong Kong); and
"Shanghai Stock Exchange"	means Shanghai Stock Exchange of the PRC.

华電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

Directors:
HE Gong *(Chairman, Non-executive Director)*
DA Hongxing *(Executive Director)*
ZHU Chongli *(Non-executive Director)*
CHEN Jianhua *(Executive Director)*
TIAN Peiting *(Executive Director)*
PENG Xingyu *(Non-executive Director)*
ZHANG Bingju *(Non-executive Director)*
WANG Yingli *(Non-executive Director)*

Independent non-executive Directors:
DING Huiping
ZHAO Jinghua
HU Yuanmu
WANG Chuanshun

Legal address and head office:
14 Jingsan Road
Jinan, Shangdong Province
The People's Republic of China

Principal place of business in Hong Kong:
8th Floor, Prince's Building
Central
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

14th May, 2004

* *for identification only*

To the shareholders of the Company

Dear Sir or Madam,

PROPOSED ISSUE OF A SHARES TO THE PRC PUBLIC AND TO CHINA HUADIAN CONNECTED TRANSACTION

1. INTRODUCTION

As mentioned in the announcements dated 9th May, 13th May and 24th June, 2003 issued by the Company and the Company's circular dated 30th May, 2003, the Company proposed to proceed with the Proposed A Share Issue. The Proposed A Share Issue and the ancillary matters (including the proposed amendments to be made to the Articles of Association in connection with, and to cater for, the Proposed A Share Issue) were conditionally approved by way of special resolutions passed at the 2002 AGM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2002 AGM, expiring on 23rd June, 2004.

The Company has applied to the CSRC in respect of the Proposed A Share Issue, and the application is in progress as anticipated. The Proposed A Share Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the Proposed A Share Issue as soon as practicable. In the circumstances, the board of Directors has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2003 AGM, to refresh for a one-year period all relevant resolutions relating to the Proposed A Share Issue and referred to in Special Resolutions numbered 1, 2 and 4 in the notice of the 2002 AGM dated 9th May, 2003 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM, with, in respect of the relevant resolution to refresh that regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian and its associate(s), if any, abstaining from voting.

The purpose of this circular is to provide the shareholders of the Company with information in relation to the Proposed A Share Issue, so as to enable the Company's shareholders to vote on the relevant special resolutions to be sought at the 2003 AGM. The recommendations of the Independent Board Committee to the Company's independent shareholders are set out on pages 9 to 10 of this circular. A copy of the letter from Goldbond Capital containing its advice to the Independent Board Committee and the Company's independent shareholders is set out on pages 11 to 16 of this circular.

2. PROPOSED A SHARE ISSUE

2.1 Structure of the Proposed A Share Issue

The structure of the Proposed A Share Issue is set out below:

(1) Type of securities to be issued: RMB denominated ordinary shares

(2) Number of A Shares to be issued and target subscribers: A maximum of 765,000,000 new A Shares, representing approximately (and in any event not more than) 20% of all domestic shares of the Company currently in issue. Out of such 765,000,000 new A Shares:

(a) a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian; and

(b) the remaining portion of the new A Shares to be issued under the Proposed A Share Issue is proposed to be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC (i.e., to the PRC public), and such A Shares are proposed to be listed on the Shanghai Stock Exchange.

In the event that the total number of A Shares to be issued under the Proposed A Share Issue turns out to be less than the maximum number of 765,000,000 A Shares as is currently contemplated, the number of A Shares (in the form of unlisted State-owned legal person shares) to be allocated and issued to China Huadian will, as currently contemplated by the Directors and subject to be approved by all relevant PRC regulatory authorities including the CSRC, be adjusted accordingly such that China Huadian, following completion of the Proposed A Share Issue, will continue to be interested in not less than 50% of the then enlarged issued share capital of the Company.

In connection with the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian issued a written commitment on 7th May, 2003 in favour of the Company and a confirmation letter on 8th May, 2003 that China Huadian will fully subscribe, at the same price as the issue price under the Proposed A Share Issue, for all A Shares (in the form of unlisted State-owned legal person shares) to be allocated to it under the Proposed A Share Issue, and has in effect irrevocably agreed not to dispose of or otherwise deal with such A Shares until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal person shares.

(3) Nominal value: RMB1.00 per A Share

(4) Issue price and pricing process: A price range will be determined through pre-marketing and a "book-building" process will be conducted to determine an appropriate issue price for the Proposed A Share Issue. The final issue price and the pricing process shall be determined by the board of Directors. Currently, the issue price is expected to be an amount ranging between 10 and 20 times of the Company's profits per share as disclosed (or will be disclosed) in its then latest financial statements for the financial year preceding that when the Proposed A Share Issue takes place. However, the final issue price will, as may be required under relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC and will be determined in accordance with strict market principles based on the PRC securities market condition at the time when the Proposed A Share Issue takes place. The Directors currently expect that the final issue price for the Proposed A Share Issue to be determined by the board of Directors will not be lower than the three-month average closing price of H Shares on the Hong Kong Stock Exchange immediately prior to the Proposed A Share Issue taking place.

(5) Use of proceeds: The Company's proposal regarding its intended use of net proceeds to be raised from the Proposed A Share Issue was, by reference to the expected financing requirements of the relevant power projects, adjusted and now determined in the manner and priority as follows:

1. RMB475.50 million to be used to fund and finance the Proposed Acquisition (as defined in the Company's circular dated 30th May, 2003);

2. approximately RMB370 million to be used, in installments after completion of the Proposed A Share Issue, to invest in the phase II project of Sichuan Guangan Power Generation Company Limited;

3. approximately RMB185 million to be used, in installments after completion of the Proposed A Share Issue, to invest in power projects to be developed by Ningxia Yinglite Zhongning Power Company Limited; and

4. approximately RMB1,000 million to be used to invest in the development of phase IV of Zouxian Power Plant.

If the proceeds to be raised from the Proposed A Share Issue turns out to be insufficient to fund all or any of the projects (or any part thereof) as shall be determined by the board of Directors, it is the current intention of the Company that any deficit will be funded out of its internal resources.

Regardless of when the Proposed A Share Issue will conclude and when the Company will actually receive the proceeds therefrom, the Company, depending on the circumstances at that time, expects to apply all such proceeds to fund the above items in an applicable priority.

The Proposed A Share Issue (including the proposed issue of A Shares (in the form of unlisted State-owned legal person shares) to China Huadian) shall be conducted in accordance with the requirements of the CSRC. It should be noted that the Proposed A Share Issue and the structure thereof (including, but not limited to, the scale of the Proposed A Share Issue and the intended use of proceeds therefrom), is also subject to the approval and/or endorsement of the CSRC, and that of the Shanghai Stock Exchange in respect of the listing and trading on the Shanghai Stock Exchange of such A Shares to be issued to the PRC public under the Proposed A Share Issue. **There is no assurance that the Proposed A Share Issue will materialise or will proceed in such manner and in such terms as are set out herein. Investors are therefore advised to exercise caution when dealing in the H Shares.**

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction of the Company under the Listing Rules and was approved by the independent shareholders of the Company at the 2002 AGM. The board of Directors has appointed the Independent Board Committee to consider and advise the Company's independent shareholders, for the purpose of considering the special resolution to be sought at the 2003 AGM to refresh for a one-year period the relevant resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, on the terms of such proposed issue of A Shares to China Huadian, and has appointed Goldbond Capital as the independent financial adviser to advise the Independent Board Committee and the Company's independent shareholders.

2.2 Ancillary matters relating to the Proposed A Share Issue

2.2.1 Sharing of undistributed profits

After completion of the Proposed A Share Issue, the existing and new shareholders of the Company shall be entitled to mutual sharing of the Company's undistributed retained profits when the Proposed A Share Issue takes place.

2.2.2 Taking of necessary action by the Directors

The Directors shall, under circumstances that do not violate any PRC laws, regulatory requirements and the Articles of Association, be authorised to sign all documents, carry out all procedures and take any other action as are necessary to effect, for the purpose of or otherwise in connection with, and upon, the Proposed A Share Issue and the proposed listing of such A Shares to be issued thereunder to the PRC public on the Shanghai Stock Exchange.

2.2.3 Shareholders' approvals passed at the 2002 AGM and refreshment of such approvals

The Proposed A Share Issue and all ancillary matters (including the proposed amendments to be made to the Articles of Association in connection with, and to cater for, the Proposed A Share Issue) were conditionally approved by way of special resolutions passed at the 2002 AGM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2002 AGM, expiring on 23rd June, 2004.

The Proposed A Share Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the Proposed A Share Issue as soon as practicable. In the circumstances, the board of Directors has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2003 AGM, to refresh for a one-year period all relevant resolutions relating to the Proposed A Share Issue and referred to in Special Resolutions numbered 1, 2 and 4 in the notice of the 2002 AGM dated 9th May, 2003 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM, with, in respect of the relevant resolution to refresh that regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian and its associate(s), if any, abstaining from voting.

2.3 Reasons for and the benefits of the Proposed A Share Issue

The Proposed A Share Issue, if completed, is expected to enlarge the shareholders' base and the capital base of the Company, and will open a new funding source of RMB denominated equity capital for the Company and is thereby expected to increase the Company's capital and debt raising capacity. With the injection of new capital, the Company's cost of capital will be lower and its capital structure will be improved, thus facilitating the Company to further develop its business in the development, construction, operation and ownership of power plants in the PRC.

2.4 Effects of the Proposed A Share Issue on the Company's capital structure

Set out below is a summary of the shareholding structure of the Company immediately before and immediately upon the completion of the Proposed A Share Issue, based on the assumption that a total of 765,000,000 new A Shares will be issued under the Proposed A Share Issue, out of which 765,000,000 new A Shares, 196,000,000 A Shares (in the form of unlisted State-owned legal person shares) will be allocated and issued to China Huadian, and the remaining 569,000,000 A Shares (which will be listed on the Shanghai Stock Exchange) will be issued to individuals and institutional investors in the PRC (i.e., the PRC public):

Type of shares	Immediately before completion of the Proposed A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the Proposed A Share Issue	Approximate shareholding percentage (%)
1. Unlisted domestic shares				
Holder of State-owned legal person shares - China Huadian	2,815,075,430	53.56	3,011,075,430	50.01
Other holders of domestic shares	1,009,980,770	19.21	1,009,980,770	16.77
Sub-total:	3,825,056,200	72.77	4,021,056,200	66.78
2. Listed shares				
A Share shareholders	—	—	569,000,000	9.45
H Share shareholders	1,431,028,000	27.23	1,431,028,000	23.77
Sub-total:	1,431,028,000	27.23	2,000,028,000	33.22
3. Total	**5,256,084,200**	**100.00**	**6,021,084,200**	**100.00**

Assuming a total of 765,000,000 new A Shares are issued under the Proposed A Share Issue, of which a total of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are allocated and issued to China Huadian, immediately following completion of the Proposed A Share Issue, China Huadian will be interested in altogether 3,011,075,430 State-owned legal person shares of the Company, representing an aggregate of approximately 50.01% of the total enlarged issued share capital of the Company following completion of the Proposed A Share Issue. The aggregate amount of H Shares (i.e., 1,431,028,000 H Shares) and such A Shares to be issued and held by the public (i.e., 569,000,000 A Shares) following completion of the Proposed A Share Issue represents approximately 33.22% of the then total enlarged issued share capital of the Company.

3. 2003 AGM

The board of Directors has resolved to convene the 2003 AGM to be held on Tuesday, 29th June, 2004 to approve, among other things including the Company's financial statements for the financial year ended 31st December, 2003, special resolutions to refresh for a one-year period all relevant resolutions relating to the Proposed A Share Issue and referred to in Special Resolutions numbered 1, 2 and 4 in the notice of the 2002 AGM dated 9th May, 2003 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM, with, in respect of the relevant resolution to refresh that regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian and its associate(s), if any, abstaining from voting. A notice dated 14th May, 2004 convening the 2003 AGM, together with the reply slip for attendance and proxy form, is being despatched to the shareholders of the Company.

Shareholders whose names appear on the H Share register of members of the Company at the close of business on 28th May, 2004 are entitled to attend and vote at the 2003 AGM. The Company's H Share register of members will be closed from 29th May, 2004 to 28th June, 2004, both days inclusive, during which period no transfer of any H Share will be registered. Shareholders of the H Shares intending to attend the 2003 AGM should have lodged their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 28th May, 2004.

If you are eligible, and intend, to attend the 2003 AGM, please complete and return the reply slip for attendance enclosed with the Company's notice of annual general meeting in accordance with the instructions printed thereon as soon as possible and in any event by Tuesday, 8th June, 2004. Whether or not you will attend the 2003 AGM, you are requested to complete and return the proxy form enclosed with the Company's notice of annual general meeting in accordance with the instructions printed thereon. Completion and return of the proxy form will not preclude you from attending and voting in person at the annual general meeting or any adjournment thereof should you so wish.

Pursuant to Articles 70 to 72 of the Articles of Association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy;

(3) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who made the demand. A poll demanded on the election of the chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other questions shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including his or her proxies) entitled to two or more votes need not cast all his or her votes in the same way.

4. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee which is set out on pages 9 to 10 of this circular. The text of a letter from Goldbond Capital, the independent financial adviser to the Independent Board Committee and the Company's independent shareholders, containing its advice and the principal factors and reasons taken into consideration in relation to the terms regarding the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue, is set out on pages 11 to 16 of this circular.

The Independent Board Committee, having taken into account the advice of Goldbond Capital, consider that the terms regarding the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue are fair and reasonable and in the interests of the Company and its shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Company's independent shareholders vote at the 2003 AGM in favour of the special resolution to refresh for a one-year period the relevant resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue.

5. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the board of Directors of
Huadian Power International Corporation Limited
HE Gong
Chairman

華電國際電力股份有限公司
Huadian Power International Corporation Limited *
(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

Legal address and head office:
14 Jingsan Road
Jinan, Shangdong Province
The People's Republic of China

14th May, 2004

To the shareholders of the Company

Dear Sir or Madam,

We refer to the circular dated 14th May, 2004 (the "**Circular**") to the shareholders of the Company of which this letter forms part. Unless the context requires otherwise, terms and expressions defined in the Circular shall have the same meanings in this letter.

As mentioned in the Circular, the Proposed A Share Issue and the ancillary matters were conditionally approved by way of special resolutions passed at the 2002 AGM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2002 AGM, expiring on 23rd June, 2004. The Proposed A Share Issue is, as at the date hereof, not completed. In the circumstances, the board of Directors has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2003 AGM, to refresh for a one-year period all relevant resolutions relating to the Proposed A Share Issue and referred to in Special Resolutions numbered 1, 2 and 4 in the notice of the 2002 AGM dated 9th May, 2003 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM, with, in respect of the relevant resolution to refresh that regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian and its associate(s), if any, abstaining from voting.

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction of the Company under the Listing Rules and was approved by the independent shareholders of the Company at the 2002 AGM.

We have been appointed to advise the Company's independent shareholders, for the purpose of considering the special resolution to be sought at the 2003 AGM to refresh for a one-year period the relevant resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, in connection with terms regarding such proposed issue of A Shares by the Company to China Huadian, details of all of which are set out in the letter from the board of Directors contained in the Circular.

We wish to draw your attention to the letter of advice issued by Goldbond Capital which is set out on pages 11 to 16 of the Circular. We have discussed that letter and the advice contained therein with Goldbond Capital.

Having considered, among other things, the factors and reasons considered by, and the advice of, Goldbond Capital, as stated in the aforementioned letter, we are of the opinion that the terms regarding the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue are fair and reasonable and in the interests of the Company and its shareholders as a whole. Accordingly, we recommend that the Company's independent shareholders vote at the 2003 AGM in favour of the special resolution to refresh for a one-year period the relevant resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue.

Yours faithfully,
DING Huiping
ZHAO Jinghua
HU Yuanmu
WANG Chuanshun
Independent Board Committee

* *for identification only*

The following is the text of the letter of advice dated 14th May, 2004 from Goldbond Capital to the Independent Board Committee and the Company's independent shareholders in respect of the terms regarding the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue prepared for the purposes of incorporation into this circular:

金榜融資(亞洲)有限公司
GOLDBOND CAPITAL (ASIA) LIMITED

Goldbond Capital (Asia) Limited
3902B, 39/F., Tower 1, Lippo Centre
89 Queensway
Hong Kong

14th May, 2004

To the Independent Board Committee and independent shareholders of
Huadian Power International Corporation Limited

Dear Sir or Madam,

CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the independent shareholders of Company in relation to the Proposed A Share Issue to China Huadian under the Proposed A Share Issue. Details of the Proposed A Share Issue are set out in the circular dated 14th May, 2004 issued by the Company (the "Circular") to the shareholders, of which this letter forms part. This letter contains our advice to the Independent Board Committee and the independent shareholders of Company as to whether or not the proposed issue of A Shares to China Huadian under the Proposed A Share Issue is fair and reasonable and in the interests of the Company and its shareholders as a whole. Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Circular.

In formulating our opinions and recommendations, we have relied on the statements, information, opinions, reports, valuations and representations contained in the Circular which have been provided to us by the Directors. We have also relied on the assumptions described in the Circular, details of which are also set forth in this letter, being materialised in deriving our opinions and recommendations. We have assumed that all statements, information, opinions, reports, valuations and representations contained or referred to in the Circular were true, complete and accurate in all aspects at the time they were made and given and continue to be so in all respects at the date of despatch of the Circular. We have also assumed that all statements of beliefs, opinions, assumptions and intentions made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representation provided to us by the Directors and we have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular.

We consider that we have been provided with sufficient information to enable us to reach an independent view to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our recommendations. We have no reason to suspect that any relevant information or reports have been withheld, nor are we aware of any facts or circumstances which would render the information provided and the representations made to us to be untrue, inaccurate, or misleading. We have not, however, carried out any independent verification of the information provided to us by the Directors, nor have we conducted any independent investigation into any related transactions referred to in the Circular, the businesses, affairs and prospects of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, we have considered the following principal factors and reasons:

1. Background of the Proposed A Share Issue

We note in the Company annual report for the financial year ended 31st December, 2003 dated 28th March, 2004 that "the position for the Company's development is to become the core enterprise of China Huadian for the development, operation and management of power projects in the country and to maintain its position of being one of the most competitive listed electricity generation companies in the PRC". One of the development strategies of the Company in capital utilization strategy is to "elaborate the competitive advantages of raising funds in the capital market". We further note that it is one of the major objectives of the Group in 2004 to "proactively strive for the issue of A shares in the year".

As mentioned in the letter from the board of Directors contained in the Circular (the "Letter"), the Company proposed to proceed with the Proposed A Share Issue. The Proposed A Share Issue and the ancillary matters (including the proposed amendments to be made to the Articles of Association in connection with, and to cater for, the Proposed A Share Issue) were conditionally approved by way of special resolutions passed at the 2002 AGM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2002 AGM, expiring on 23rd June, 2004.

The Proposed A Share Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the Proposed A Share Issue as soon as practicable. In the circumstances, the board of Directors has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2003 AGM, to refresh for a one-year period all relevant resolutions relating to the Proposed A Share Issue and referred to in Special Resolutions numbered 1, 2 and 4 in the notice of the 2002 AGM dated 9th May, 2003 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM, with, in respect of the relevant resolution to refresh that regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian and its associate(s), if any, abstaining from voting.

A maximum of 765,000,000 new A Shares, representing approximately (and in any event not more than) 20% of all domestic shares of the Company currently in issue, out of which

(a) a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian; and

(b) the remaining portion of the new A Shares to be issued under the Proposed A Share Issue is proposed to be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC (i.e., to the PRC public), and such A Shares are proposed to be listed on the Shanghai Stock Exchange.

In connection with the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian has committed on 7th May, 2003 to the Company (the "Commitment") that China Huadian will fully subscribe, at the same price as the issue price under the Proposed A Share Issue, for all A Shares (in the form of unlisted State-owned legal person shares) to be allocated to it under the Proposed A Share Issue, and has in effect irrevocably agreed not to dispose of or otherwise deal with such A Shares until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal person shares. The Directors are not aware of when any such new policy will be released.

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction of the Company under the Listing Rules. China Huadian and its associate(s), if any, will abstain from voting at the 2003 AGM in respect of the special resolution to refresh for a one-year period the relevant resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue.

2. The pricing process

As stated in the Letter, a price range will be determined through pre-marketing and a "book-building" process will be conducted to determine an appropriate issue price for the Proposed A Share Issue. The final issue price and the pricing process shall be determined by the board of Directors. However, the final issue price will, as may be required under relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC and will be determined in accordance with strict market principles based on the PRC securities market condition at the time when the Proposed A Share Issue takes place.

3. The issue price of the new A Shares

As stated in the Letter, the Directors expect the issue price to be an amount ranging between 10 and 20 times of the Company's profits per share as disclosed (or will be disclosed) in its then latest financial statements for the financial year preceding that when the Proposed A Share Issue takes place. The Directors further currently expect that the final issue price for the Proposed A Share Issue to be determined by the board of Directors will not be lower than the three-month average closing price of H Shares on the Hong Kong Stock Exchange immediately prior to the Proposed A Share Issue taking place.

Pursuant to the Commitment, China Huadian will fully subscribe for all the A Shares to be allocated to it under the Proposed A Share Issue at the same price as the issue price under the Proposed A Share Issue.

4. Reasons for the Proposed A Share Issue to China Huadian

As stated in the Letter, the Proposed A Share Issue, if completed, is expected to enlarge the shareholders' base and the capital base of the Company, and will open a new funding source of RMB denominated equity capital for the Company and is thereby expected to increase the Company's capital and debt raising capacity. With the injection of new capital, the Company will be able to further develop its business in the development, construction, operation and ownership of power plants in the PRC.

The Company's proposal regarding its intended use of net proceeds to be raised from the Proposed A Share Issue was, by reference to the expected financing requirements of the relevant power projects, adjusted and now determined in the manner and priority as follows:

1. RMB475.50 million to be used to fund and finance the Proposed Acquisition (as defined in the Company's circular dated 30th May, 2003);
2. approximately RMB370 million to be used, in installments after completion of the Proposed A Share Issue, to invest in the phase II project of Sichuan Guangan Power Generation Company Limited ("Guangan");
3. approximately RMB185 million to be used, in installments after completion of the Proposed A Share Issue, to invest in power projects to be developed by Ningxia Yinglite Zhongning Power Company Limited; and

4. approximately RMB1,000 million to be used to invest in the development of phase IV of Zouxian Power Plant.

Taking into account the intended use of proceeds and the funding requirements of the above named projects, we concur with the view of the Directors that the Proposed A Share Issue is in the interests of the Company.

If the proceeds to be raised from the Proposed A Share Issue turns out to be insufficient to fund all or any of the projects (or any part thereof) as shall be determined by the board of Directors, it is the current intention of the Company that any deficit will be funded out of its internal resources.

Regardless of when the Proposed A Share Issue will conclude and when the Company will actually receive the proceeds therefrom, the Company, depending on the circumstances at that time, expects to apply all such proceeds to fund the above items in an applicable priority.

Assuming a total of 765,000,000 new A Shares are issued under the Proposed A Share Issue, of which a total of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are allocated and issued to China Huadian, immediately following completion of the Proposed A Share Issue, China Huadian will be interested in altogether 3,011,075,430 State-owned legal person shares of the Company, representing an aggregate of approximately 50.01% of the total enlarged issued share capital of the Company following completion of the Proposed A Share Issue.

In the event that the final number of A Shares to be issued under the Proposed A Share Issue is less than the maximum of 765,000,000 new A Shares currently contemplated, China Huadian, as currently contemplated by the Directors and subject to the approval of all relevant PRC regulatory authorities including the CSRC, will be issued such number of new A Shares such that the shareholding of China Huadian in the Company will not be lower than 50%.

Based on the information provided by the Company, China Huadian is a State-owned enterprise established under the PRC law pursuant to the power industry restructuring in the PRC. China Huadian is one of the five national power group enterprises in the PRC. China Huadian currently owns power plants in 22 provinces in the PRC. As at 31st December, 2003, the registered capital of China Huadian was approximately RMB12 billion with total assets of approximately RMB89 billion.

As disclosed in the announcements dated 8th April and 9th May, 2003 and the annual report of the Company for the year ended 31st December, 2002, China Huadian, as the controlling shareholder of the Company, has agreed and undertaken to the Company (the "Undertaking") that, for so long as China Huadian retains a controlling shareholding interest in the Company, the Company is (and will continue to serve as) China Huadian's primary vehicle for developing power projects and a principal power-generating enterprise, and the Company shall (at its option) have a preferential right to acquire, develop, construct, own and/or operate China Huadian's interests in all of its power plants and power projects within the Shandong Province or other areas in which China Huadian has operation.

The Directors believe that since China Huadian becoming the Company's controlling shareholder, it has demonstrated its support to the Company's development. The Directors have also confirmed the belief that maintaining such close relationship with China Huadian is instrumental to the future continuing success of the Company.

The Directors are of the view that the acquisition of Guangan strategically signifies the expansion of the Company's business outside of Shandong Province into other provinces in the PRC, and reflects the support that China Huadian has, since its becoming the Company's controlling shareholder in early April 2003, been demonstrating in favour of the Company's developments.

Having considered the fact that China Huadian is one of the five national power group enterprises in the PRC, the abovementioned Undertaking by China Huadian and the support by China Huadian as reflected in the injection of Guangan into the Company, we concur with the Directors' view that maintaining China Huadian as its controlling shareholder is in the interests of the Company and its shareholders as a whole.

5. Dilution effect of the Proposed A Share Issue

Set out below is a summary of the shareholding structure of the Company immediately before and immediately upon the completion of the Proposed A Share Issue, based on the assumption that a total of 765,000,000 new A Shares will be issued under the Proposed A Share Issue, out of which 765,000,000 new A Shares, 196,000,000 A Shares (in the form of unlisted State-owned legal person shares) will be allocated and issued to China Huadian, and the remaining 569,000,000 A Shares (which will be listed on the Shanghai Stock Exchange) will be issued to individuals and institutional investors in the PRC (i.e., the PRC public):

Type of shares	Immediately before completion of the Proposed A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the Proposed A Share Issue	Approximate shareholding percentage (%)
1. **Unlisted domestic shares**				
Holder of State-owned legal person shares - China Huadian	2,815,075,430	53.56	3,011,075,430	50.01
Other holders of domestic shares	1,009,980,770	19.21	1,009,980,770	16.77
Sub-total:	3,825,056,200	72.77	4,021,056,200	66.78
2. **Listed shares**				
A Share shareholders	—	—	569,000,000	9.45
H Share shareholders	1,431,028,000	27.23	1,431,028,000	23.77
Sub-total:	1,431,028,000	27.23	2,000,028,000	33.22
3. **Total**	**5,256,084,200**	**100.00**	**6,021,084,200**	**100.00**

The aggregate shareholding of the independent shareholders other than China Huadian will increase from approximately 46.44% immediately before completion of the Proposed A Share Issue to approximately 49.99% immediately upon completion of the Proposed A Share Issue.

The aggregate shareholding of the original H shareholders will be diluted from approximately 27.23% immediately before completion of the Proposed A Share Issue to approximately 23.77% immediately upon completion of the Proposed A Share Issue.

RECOMMENDATION

Having considered:

- the fact that China Huadian being one of the five national power group enterprises in the PRC and the Undertaking by China Huadian reflecting its support to the Company;
- China Huadian has agreed not to dispose of or otherwise deal with such A Shares until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal person shares;
- the Commitment by China Huadian to subscribe at the same price as the issue price under the Proposed A Share Issue for all the A Shares to be allocated to it; and
- all of the abovementioned analyses, reasons and factors,

we consider that the proposed issue of A Shares to China Huadian under the Proposed A Share Issue are fair and reasonable and in the interest of the Company and its shareholders as a whole. Accordingly, we recommend that the Company's independent shareholders to vote at the 2003 AGM in favour of the special resolution to refresh for a one-year period the relevant resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue.

Yours faithfully,
For and on behalf of
Goldbond Capital (Asia) Limited
Phyllis Chan
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors, the Company's supervisors and chief executives

As at the Latest Practicable Date, none of the Directors, the Company's supervisors, chief executives or members of senior management of the Company and their respective associates had any interest or short position in the H Shares, the underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO), or which was otherwise required to be entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules. Other information regarding the Directors, the Company's supervisors and chief executives was disclosed in the Company's 2003 annual report.

(b) Substantial shareholders

So far as the Directors are aware, each of the following persons, not being a Director, supervisor, chief executive or member of the Company's senior management, had an interest or short position in the Company's shares or underlying shares (as the case may be) as at the Latest Practicable Date which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise, as at the Latest Practicable Date, interested in 5% or more of any class of the then issued share capital of the Company, or was, as at the Latest Practicable Date, a substantial shareholder (as defined in the Listing Rules) of the Company:

Name of shareholder	Type of Shares	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital as at the Latest Practicable Date	Interest Approximate percentage of shareholding in the Company's total issued domestic shares as at the Latest Practicable Date	Approximate percentage of shareholding in the total issued H Shares as at the Latest Practicable Date	Short position
China Huadian	Domestic shares	2,815,075,430	53.56%	73.60%	—	—
Shandong International Trust and Investment Company Limited	Domestic shares	903,443,970	17.19%	23.62%	—	—
HKSCC Nominees Limited (Note)	H Shares	1,418,886,000	27.00%	—	99.15%	—

Note:

Based on the information available to and obtained by the Directors as at the Latest Practicable Date, the information available on the website of the Hong Kong Stock Exchange and so far as the Directors are aware and understand, as at the Latest Practicable Date:

1. Among the 1,418,886,000 H Shares held by HKSCC Nominees Limited, Templeton Asset Management Limited had a direct interest in the capacity of investment manager in an aggregate of 144,194,000 H Shares (representing approximately 10.08% of the then total issued H Shares).

2. Among the 1,418,886,000 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 101,682,100 H Shares (representing approximately 7.11% of the then total issued H Shares). Out of which 101,682,100 H Shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 73,906,100 H Shares (representing approximately 5.16% of the then total issued H Shares). Based on the information available on the website of the Hong Kong Stock Exchange and so far as the Directors are aware and understand, J.P. Morgan Chase & Co. was, as at the Latest Practicable Date, interested in the aforesaid 101,682,100 H Shares in the manner as follows:

   (a) 73,906,100 H Shares (representing approximately 5.165% of the Company's then total issued H Shares) were held (in a lending pool) by JPMorgan Chase Bank, which was 100% held by J.P. Morgan Chase & Co.;

   (b) 23,026,000 H Shares (representing approximately 1.609% of the Company's then total issued H Shares) were held in the capacity as investment manager by JF Asset Management Limited. JF Asset Management Limited was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which, in turn, was ultimately 100% held by J.P. Morgan Chase & Co.;

   (c) 3,934,000 H Shares (representing approximately 0.275% of the Company's then total issued H Shares) were held in the capacity as beneficial owner by J.P. Morgan Securities Ltd.. J.P. Morgan Securities Ltd. was 90% held by J.P. Morgan Holdings (UK) Limited, which, in turn, was ultimately 100% held by J.P. Morgan Chase & Co.; and

   (d) 816,000 H Shares (representing approximately 0.057% of the Company's then total issued H Shares) were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by J.P Morgan Chase & Co..

3. Among the 1,418,886,000 H Shares held by HKSCC Nominees Limited, UBS AG had an interest, direct and indirect, in an aggregate of 100,080,000 H Shares (representing approximately 6.99% of the then total issued H Shares), out of which 100,080,000 H Shares, 6,702,000 H Shares (representing approximately 0.47% of the then total issued H Shares) being held in the capacity as beneficial owner, with the remaining 93,378,000 H Shares (representing approximately 6.53% of the then total issued H Shares) being held in the capacity as investment manager. According to the information as disclosed in the website of the Hong Kong Stock Exchange and so far as the Directors are aware and understand, UBS AG held its indirect interests in the Company in the manner as follows:

   (a) 6,414,000 H Shares (representing approximately 0.45% of the Company's then total issued H Shares) were held by UBS Global Asset Management (Americans) Inc., which in turn was 100% held by UBS AG;

   (b) 35,992,000 H Shares (representing approximately 2.52% of the Company's then total issued H Shares) were held by UBS Global Asset Management (UK) Limited, which in turn was 100% held by UBS AG;

(c) 6,949,000 H Shares (representing approximately 0.49% of the Company's then total issued H Shares) were held by UBS Fund Services (Luxembourg) SA, which in turn was 100% held by UBS AG;

(d) 20,749,000 H Shares (representing approximately 1.45% of the Company's then total issued H Shares) were held by UBS Global Asset Management (Singapore) Limited, which in turn was 100% held by UBS AG; and

(e) 1,040,000 H Shares (representing approximately 0.07% of the Company's then total issued H Shares) were held by UBS Global Asset Management (Hong Kong) Ltd, which in turn was 100% held by UBS AG.

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at the Latest Practicable Date, the other H Shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons individually was interested in 5% or more of the then total issued H Shares as at the Latest Practicable Date.

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person (other than the Directors, the Company's supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as defined in the Listing Rules) of the Company.

As at the Latest Practicable Date, none of the Directors, proposed directors (if any) or supervisors of the Company had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors, the Company's supervisors and Goldbond Capital had any interest, direct or indirect, in any assets which had, since 31st December, 2003, being the date to which the latest published audited accounts of the Group were made up, been acquired or disposed of by or leased to any member of the Group or were proposed to be acquired or disposed of by or leased to any member of the Group.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the Company's supervisors was materially interested in any contract or arrangement subsisting as at the date of this circular which is significant to the business of the Group.

As at the Latest Practicable Date, Goldbond Capital did not have any interest in the securities of the Company or any shareholding in any member of the Group and did not have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

3. CONSENT

Goldbond Capital has given and has not withdrawn its written consent to the issue of this circular, with the inclusion herein of its letter in the form and context in which it appears.

4. NO MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December, 2003, being the date to which the latest published audited accounts of the Group were made up.

5. GENERAL

(a) The legal address and head office of the Company is situated at 14 Jingsan Road, Jinan, Shangdong Province, the PRC.

(b) The Hong Kong share registrar and transfer office of the Company is Hong Kong Registrars Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The Secretary of the Company is Mr. Zhou Lianqing, who is a senior engineer and graduated from Shandong University of Technology.

(d) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

6. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Hong Kong during the normal business hours on any weekday (other than Saturdays and public holidays) from the date of this circular to and including 29th June, 2004:

(a) the letter from the Independent Board Committee, the text of which is set out in this circular;

(b) the letter from Goldbond Capital, the text of which is set out in this circular; and

(c) the written consent given by Goldbond Capital and referred to under the paragraph headed "Consent" in this appendix.

4. 並無重大改變

據董事所知，本公司及其附屬公司之財政或業務狀況自二零零三年十二月三十一日(即本集團最近期公佈之經審核帳目之編制日期)以來概無出現任何重大改變。

5. 其他

(a) 本公司的法定地址及總部位於中華人民共和國山東省濟南市經三路14號。

(b) 本公司於香港的股份登記、過戶地址為位於香港灣仔皇后大道東183號合和中心17樓的香港證券登記有限公司。

(c) 本公司的秘書是周連青先生，他是一位高級工程師，畢業於山東工業大學。

(d) 本通函的中、英文本如有歧異，概以英文本為準。

6. 備查文件

下列文件的副本可由即日起至2004年6月29日止的任何工作日(星期六及公眾假期除外)之正常辦公日一般營業時間內，於香港夏慤道10號和記大廈14樓麥堅時律師行辦事處查閱：

(a) 載於本通函內的獨立董事委員會函件；

(b) 載於本通函內的金榜融資函件；及

(c) 本附錄中標題為「同意函」一節內所指由金榜融資發出的書面同意函。

(c) 6,949,000股H股(佔本公司當時已發行H股總數約0.49%)是由UBS Fund Services (Luxembourg) SA持有，而其則由UBS AG100%持有；

(d) 20,749,000股H股(佔本公司當時已發行H股總數約1.45%)是由UBS Global Asset Management (Singapore) Limited持有，而其則由UBS AG100%持有；及

(e) 1,040,000股H股(佔本公司當時已發行H股總數約0.07%)是由UBS Global Asset Management (Hong Kong) Ltd持有，而其則由UBS AG 100%持有。

除上述所披露外，根據於最後可行日期香港中央結算(代理人)有限公司的記錄及董事所獲得的其他資料，香港中央結算(代理人)有限公司持有的所有其他H股是代表多名人士持有的，而據本公司董事所知悉該等人士各自並沒有持有本公司於最後可行日期已發行H股總數的5%或以上的股份。

除上述所披露外，據本公司董事所知，於最後可行日期，並無任何其他人士(非本公司董事、監事、行政總裁或高級管理人員)在本公司任何類別股份或相關股份(視情況而定)中擁有根據《證券及期貨條例》第XV部第2和第3分部之規定須向本公司及香港聯交所披露並記錄於根據《證券及期貨條例》第336條規定而備存的登記冊的權益或淡倉，或為本公司的主要股東(定義見上市規則)。

於最後可行日期，本公司各董事、建議委任的董事(如有)或監事概無與本公司及其任何附屬公司訂立或計劃訂立服務合約(不包括已過期或在一年內可終止且無須支付賠償(法定賠償除外)的合約。

除本文所披露外，於最後可行日期，自二零零三年十二月三十一日(即本集團最近期公佈的經審核賬目的編製日期)起，本公司各董事、監事及金榜融資概無直接或間接在本集團已收購或出售或租賃的任何資產中擁有任何權益，亦無在本集團計劃收購或出售或租賃的任何資產中擁有任何權益。

除本文所披露外，於最後可行日期，並沒有任何本公司各董事、監事在與本公司業務有重要關係的任何合約或安排中擁有重大利益關係。

於最後可行的日期，金榜融資概無在本公司或本集團任何成員公司的證券或股份中擁有任何權益，亦無任何認購或提名他人認購本集團任何成員公司任何證券的權利(無論是否具法律效力)。

3. 同意函

金榜融資就本通函的刊行發出書面同意函，表示同意按本通函所載的形式及涵義刊載其信函，且彼等迄今並未撤回同意函。

附註：

根據本公司董事於最後可行日期所獲悉的資料，在香港聯交所網站獲得的資料及就本公司董事所知悉，於最後可行日期：

1. 由香港中央結算（代理人）有限公司持有1,418,886,000股H股中，Templeton Asset Management Limited以投資經理的身份總共直接持有144,194,000股H股（佔當時已發行H股總數約10.08%）。

2. 由香港中央結算（代理人）有限公司持有1,418,886,000股H股中，J.P. Morgan Chase & Co. 總共持有101,682,100股H股（佔當時已發行H股總數約7.11%），在該101,682,100股H股當中，J.P. Morgan Chase & Co.在可供借出的股份中持有73,906,100股H股（佔當時已發行H股總數約5.16%）。根據在香港聯交所網站所披露的資料及就董事所知悉及理解，於最後可行日期，J.P.Morgan Chase & Co. 所持的上述101,682,100股H股的持股方式如下：

   (a) 73,906,100股H股（佔本公司當時已發行H股總數約5.165%）（為可供借出的股份）是由JPMorgan Chase Bank 持有，而其則由J.P. Morgan Chase & Co. 100%持有；

   (b) 23,026,000股H股（佔本公司當時已發行H股總數約1.609%）是由JF Asset Management Limited 以投資經理的身份持有。J.P. Morgan Fleming Asset Management (Asia) Inc. 持有JF Asset Management Limited 約99.99%股權，而J.P. Morgan Fleming Asset Management (Asia) Inc.則由J.P. Morgan Chase & Co. 所最終100%持有；

   (c) 3,934,000股H股（佔本公司當時已發行H股總數約0.275%）是由J.P. Morgan Securities Ltd.以實益擁有人的身份持有。J.P. Morgan Holdings (UK) Limited持有J.P. Morgan Securities Ltd. 90%股權，而J.P. Morgan Holdings (UK) Limited則由J.P. Morgan Chase & Co. 所最終100%持有；及

   (d) 816,000股H股（佔本公司當時已發行H股總數約0.057%）是由J.P. Morgan Whitefriars Inc.以實益擁有人的身份持有，而其則由J.P. Morgan Chase & Co. 所最終100%持有。

3. 由香港中央結算（代理人）有限公司持有1,418,886,000股H股中，UBS AG總共直接及間接持有100,080,000股H股（佔當時已發行H股總數約6.99%），其中6,702,000股H股（佔當時已發行H股總數約0.47%）以實益擁有人的身份持有，其餘93,378,000股H股（佔當時已發行H股總數約6.53%）以投資經理的身份持有。根據香港聯交所網站所披露的資料及就董事所知悉，UBS AG是以以下方式持有本公司的間接權益，當中：

   (a) 6,414,000股H股（佔本公司當時已發行H股總數約0.45%）是由UBS Global Asset Management (Americans) Inc.持有，而其則由UBS AG100%持有；

   (b) 35,992,000股H股（佔本公司當時已發行H股總數約2.52%）是由UBS Global Asset Management (UK) Limited持有，而其則由UBS AG100%持有；

1. 責任聲明

本通函乃根據上市規則的規定提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在做出一切合理查詢後確認，就彼等所深知及確信，本通函中並無遺漏任何其他事實，致使其所載任何聲明產生誤導。

2. 權益披露

(a) 公司董事、監事及行政總裁

於最後可行日期，本公司各董事、監事、行政總裁或高級管理人員或彼等各自的聯繫人概無在本公司及其／或任何相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及／或債券證(視情況而定)中擁有任何需根據《證券及期貨條例》第XV部第7和第8分部知會本公司及香港聯交所的權益或淡倉(包括根據《證券及期貨條例》該些章節的規定被視為或當作這些董事、監事、行政總裁或高級管理人員擁有的權益或淡倉)，或根據《證券及期貨條例》第352條規定須記錄於本公司保存的權益登記冊的權益或淡倉，或根據上市規則附錄十中的《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯交所的權益或淡倉。本公司董事、監事及行政總裁的其他資料已於本公司二零零三年年報內披露。

(b) 主要股東

就董事所知悉，以下為並非本公司董事、監事、行政總裁或高級管理人員、而於最後可行日期在本公司股份或相關股份(視乎情況而定)中擁有根據《證券及期貨條例》第XV部第2和第3分部的規定須向本公司及香港聯交所披露其於本公司的權益或淡倉的人士，或其他於最後可行日期在本公司當時任何類別股本持有5%或以上權益的人士，或本公司於最後可行日期的其他主要股東(定義見上市規則)：

			權益			
股東名稱	股份類別	持股數目	於最後可行日期約佔本公司已發行股份總數的百分比	於最後可行日期約佔本公司已發行內資股總數的百分比	於最後可行日期約佔本公司已發行H股總數的百分比	淡倉
中國華電	內資股	2,815,075,430	53.56%	73.60%	—	—
山東省國際信託投資有限公司	內資股	903,443,970	17.19%	23.62%	—	—
香港中央結算(代理人)有限公司(附註)	H股	1,418,886,000	27.00%	—	99.15%	—

推薦意見

基於：

— 中國華電乃國內五大國有電力集團之一的事實及中國華電的有關承諾所反映的對貴公司的支援；

— 中國華電已同意在國家出臺關於國有股和法人股流通的新規定以前，暫不處置或出售該部份A股；

— 中國華電承諾將按照本次公開發行確定的價格全額認購依據A股發行方案所獲配售的全部A股；及

— 所有上述分析、理由及因素，

吾等認為，擬發行A股的方案中向中國華電配售A股屬公平合理，並符合　貴公司及獨立股東的整體利益。因此，吾等建議　貴公司的股東投票贊成將在2003年度股東周年大會上提呈的特別決議案，將與按照擬發行A股的方案向中國華電配售A股有關的決議案續期一年。

此致

華電國際電力股份有限公司
獨立董事委員會及獨立股東　台照

代表
金榜融資(亞洲)有限公司
陳玉英
董事總經理
謹啟

2004年5月14日

考慮到中國華電乃中國五大國有電力集團之一的事實、上述中國華電的承諾及中國華電將廣安項目注入　貴公司所體現的大力支持，吾等同意董事的意見，即中國華電繼續擔任控股股東符合　貴公司及股東的整體利益。

5. 擬發行A股的方案的攤薄影響

假設本次依據A股發行方案而發行765,000,000股新A股，在765,000,000股新A股中，196,000,000股A股(以非上市流通的國有法人股的形式)定向配售給中國華電，其餘569,000,000股A股(以在上海證券交易所上市的A股的形式)公開發行給中國自然人及機構投資者(即中國公眾)，則　貴公司的股本結構在緊接完成發行A股之前及之後的情況及變化如下所述：

股票種類	A股發行前股份數額	持股比例(約%)	A股發行後股份數額	持股比例(約%)
1. 未上市內資股				
中國華電持有的股份(國有法人股)	2,815,075,430	53.56	3,011,075,430	50.01
其他股東持有的內資股	1,009,980,770	19.21	1,009,980,770	16.77
小計：	3,825,056,200	72.77	4,021,056,200	66.78
2. 上市股份				
A股股東	—	—	569,000,000	9.45
H股股東	1,431,028,000	27.23	1,431,028,000	23.77
小計：	1,431,028,000	27.23	2,000,028,000	33.22
3. 總計	5,256,084,200	100.00	6,021,084,200	100.00

中國華電以外的獨立股東的持股比例總額將由緊接完成發行A股之前的約46.44%增加至緊接完成發行A股之後的約49.99%。

原H股股東的持股比例總額將由緊接完成發行A股之前的約27.23%被攤薄至緊接完成發行A股之後的約23.77%。

4. 約人民幣10億元將用於投資鄒縣電廠四期的開發項目。

鑒於募集資金的擬定用途及上述投資項目的資金需求，吾等同意董事的意見，即擬進行的A股發行符合　貴公司的利益。

倘發行A股所募集的資金不足應用於董事會決定的所有或任何項目(或項目的一部份)，　貴公司擬用內部資金彌補其差額。

無論　貴公司這次擬發行的A股工作何時結束，及何時能實際收悉所募集的資金，　貴公司均將根據當時情況，將這次募集資金以適當順序投資用於上述項目。

假設本次依據A股發行方案而發行765,000,000股新A股，且其中196,000,000股新A股(以非上市流通的國有法人股的形式)定向配售給中國華電，則緊接完成新A股發行後，中國華電將持有　貴公司總計3,011,075,430股的國有法人股，約佔　貴公司緊接完成A股發行後經擴大已發行股本總額50.01%。

倘依據A股發行方案而發行A股的最終數量少於現行擬定的最大數765,000,000股新A股，則根據董事的目前計劃，在獲得包括中國證監會在內的中國各有關政府部門的批准後，最終配售給中國華電的A股數量也將進行相應調整，以使中國華電擁有　貴公司的股權不會低於50%。

根據　貴公司所提供的資料，中國華電是中國電力行業重組後依法成立的國有企業。中國華電乃國內五大國有電力集團之一。目前，中國華電在國內22個省份擁有電廠。於2003年12月31日，中國華電的註冊資本約為人民幣120億元，總資產約為人民幣890億元。

正如　貴公司於2003年4月8日及5月9日刊發的公告及截至2002年12月31日年度的年度報告所述：作為　貴公司的控股股東，中國華電已同意並向　貴公司作出承諾，在其擁有　貴公司的控股權益期間，　貴公司是(並將繼續為)中國華電發展電力項目和經營發電業務的核心企業，以及授權　貴公司在山東省或中國華電有業務經營的其他區域的所有電廠和電力項目擁有收購、開發、建設、擁有及／或經營方面的優先選擇權。

董事認為，中國華電自成為　貴公司的控股股東以來給予了　貴公司大力支持。貴公司及董事確信與中國華電維持上述的密切關係有助於　貴公司將來的持續成功發展。

董事認為，收購廣安展示了　貴公司走出山東、向中國其他省份拓展業務的發展戰略；同時也反映了中國華電自2003年4月初成為　貴公司的控股股東後，對　貴公司的大力支持。

由於中國華電是持有　貴公司已發行總股本約53.56%的控股股東，故根據《上市規則》，倘提議發行A股中由華電購買的股份（非上市國有法人股）可行，則將構成　貴公司的關連交易。於2003年度股東周年大會上將提呈特別決議案，將與擬發行A股的方案中向中國華電配售A股有關的決議案續期一年，而中國華電及其聯繫人（如有）將就此事項放棄投票。

2. 定價過程

誠如董事會函件所述，價格區間將通過預路演確定，並將通過路演簿記確定本次擬發行A股的合適發行價格。最終發行價和發行過程將提議股東周年大會授權董事會決定。然而，最終發行價格須按照中國的有關法律、法規，獲得包括中國證監會在內的監管機構的批准，及發行A股時由建立在嚴格市場規律基礎上的中國證券市場條件確定。

3. 增發A股的發行價格

誠如董事會函件所載，董事預計發行價格將確定在按照　貴公司披露的（或將披露的）A股發行前最新財務年度報表的每股盈利的10-20倍之間。此外，根據董事的預計，由董事會決定的擬發行A股方案的最終發行價格，不會低於在擬發行A股方案實施前三個月在香港聯交所上市的H股的平均收市價。

根據有關承諾，中國華電將按照本次公開發行確定的價格全額認購依據A股發行方案所獲配售的全部A股。

4. 向中國華電配售A股的理由

誠如董事會函件所述，　貴公司在完成A股發行工作後，將進一步擴大　貴公司的股東基礎及股本基礎，並將開闢一個新的人民幣股本融資渠道，並將增加公司的股本和提高債務融資能力。注入的新資本將促進　貴公司進一步拓展其在中國境內的電力開發、建設、經營及擁有權方面的業務。

經參照有關電力項目的預期資金需求，　貴公司對實施A股發行方案所得的募集資金淨額的擬定用途進行了調整，現決定其按先後順序作以下用途:

1. 人民幣4.755億元將用於擬收購的項目（定義見本公司日期為2003年5月30日的通函）；

2. 發行A股完成後，約人民幣3.7億元用於分次投資四川廣安發電有限責任公司二期工程的開發；

3. 發行A股完成後，約人民幣1.85億元用於分次投資寧夏英力特中寧發電有限公司開發的電力項目；及

考慮的主要因素及理由

於達致有關擬發行A股的方案中向中國華電配售A股的意見時，吾等已考慮下列主要因素及理由：

1. 擬發行A股的方案的背景

吾等留意到，在 貴公司日期為2004年3月28日的截止2003年12月31日止財政年度的年度報告中，載有「本公司的發展定位是：成為華電集團在全國發展、運營、管理電源項目的核心企業，保持全國最具競爭力上市發電公司之一的地位」，以及在 貴公司的資金運作策略中，發展策略之一為「發揮資本市場的融資優勢」。吾等亦留意到 貴集團的2004年主要目標之一為「積極爭取A股年內發行成功」。

誠如本通函所收錄的董事會函件(「董事會函件」)所述， 貴公司擬實施發行A股的方案。擬發行A股的方案及有關其他事項(包括建議修訂公司章程的相關條款以符合擬發行A股的方案的要求)已於2002年度股東周年大會上獲特別決議案的有條件批准。根據有關中國法律的規定，該等決議案自2002年股東周年大會日期起有效期為一年，並將於2004年6月23日屆滿。

截至本公告刊發日期止， 貴公司尚未完成擬進行的A股發行。 貴公司將努力儘快完成擬進行的A股發行。因此，董事會已決定根據有關中國法律及法規尋求 貴公司股東的批准，於2003年度股東周年大會上以特別決議案的方式，參照 貴公司於2003年5月9日刊發的2002年度股東周年大會通告所載的第1、2及4項特別決議案，按照與2002年度股東周年大會所審議及通過決議案的相同結構、方式及同等條款，批准將所有與擬發行A股的方案相關的決議案續期一年；就A股發行方案中向中國華電配售A股有關的決議案的續期而言，中國華電及其聯繫人(如有)將放棄投票。

增發數額最多不超過765,000,000股新A股，即約佔(任何情況下均不超過) 貴公司已發行內資股總數的20%，當中：

(a) 最多不超過196,000,000股新A股(以非上市流通的國有法人股的形式)擬定向配售給中國華電；及

(b) 其餘部分的新發行A股則依據擬發行A股的方案向中國境內的除國家法律和行政法規禁止者之外的自然人及機構投資者(即中國公眾)公開發行，並且這部分A股將在上海證券交易所掛牌上市。

就依據發行A股方案向中國華電配售A股一事，中國華電已於2003年5月7日向 貴公司承諾，將按照本次公開發行確定的價格全額認購依據A股發行方案所獲配售的全部A股(以非上市流通的國有法人股的形式)，並且不可撤消地同意在國家出臺關於國有股和法人股流通的新規定以前，暫不處置或出售該部份A股。董事尚並不知悉何時該等新規定會出臺。

以下為金榜融資致獨立董事委員會及本公司獨立股東之日期為2004年5月14日之函件，旨在就本公司擬發行A股的方案中向中國華電配售A股的有關條款提供意見，以供收錄於本通函內：

金榜融資(亞洲)有限公司
GOLDBOND CAPITAL (ASIA) LIMITED

香港
金鐘道89號
力寶中心
1座39樓3902B室

敬啟者：

關連交易

緒言

謹此提述吾等已獲委任，就擬發行A股的方案中向中國華電配售A股向　貴公司的獨立董事委員會及獨立股東提供意見。有關擬發行A股的方案的詳情載於　貴公司於2004年5月14日向股東發出的通函(「通函」)內，本函件構成其中一部份。本函件收錄了吾等向　貴公司的獨立董事委員會及獨立股東提供的建議，以確定擬發行A股的方案中向中國華電配售A股是否公平合理及符合　貴公司及股東的整體利益。除文意另有所指外，本函件所使用的詞彙與通函所界定者具有相同涵義。

在達致吾等意見及建議時，吾等乃依賴董事向吾等提供的通函所載列的陳述、資料、意見、報告、估值及聲明。同時，在達致吾等意見及建議時，吾等亦已依賴通函所述的各項假設得以落實，該等假設亦在本函件內詳述。吾等假設通函所載或所述的所有陳述、資料、意見、報告、估值及聲明於其編制及提供時，以及直至通函寄發日期當時，在各個方面均屬真實、完整與準確。吾等亦假設董事在通函內所作出的所有聲明、意見、假設及計劃均經審慎周詳查詢及按中肯意見合理作出。吾等並無理由懷疑董事提供予吾等的資料及聲明的真實性、準確性及完整性，且吾等已獲董事告知通函內提供及陳述的資料及聲明並無遺漏任何重大事實。

吾等認為，吾等已獲提供充份資料以達至獨立意見，為吾等依賴通函所載資料及聲明的準確性提供正當理由，並為吾等的推薦意見提供合理依據。吾等並無理由懷疑任何有關資料或報告遭隱瞞，亦未知悉有任何事實或情況會導致對吾等提供的資料及向吾等作出的聲明有不實、不確或誤導成份。然而，吾等並未對董事提供予吾等的資料進行任何獨立查證，亦無對通函所述的任何有關交易、　貴集團的業務、財務狀況及前景進行任何獨立調查。

敬請閣下參閱通函第11頁至第16頁所載的金榜融資發出的函件，吾等曾與金榜融資討論研究過金榜融資函件及其中所載的意見。

經考慮(其中包括)前述函件所述的金榜融資曾考慮的主要因素和理由以及據此所提供的意見後，吾等認為本公司依據A股發行方案向中國華電配售A股的條款對本公司及其股東均是公平合理的。因此，吾等建議本公司獨立股東在2003年度股東周年大會上投票贊成特別決議案，以批准將與按照擬發行A股的方案向中國華電配售A股相關的決議案續期一年。

此致

本公司列位股東 台照

獨立董事委員會
丁慧平
趙景華
胡元木
王傳順
謹啟

2004年5月14日

* *僅供識別*

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

法定地址及總部：
中華人民共和國
山東省濟南市
經三路14號

敬啟者：

吾等就於2004年5月14日致本公司股東的通函(「通函」，本函件為其一部分)發出本函件。除非文義另有所指，否則通函所界定的詞語與本函件所用者具相同涵義。

如本公司於通函所載，擬發行A股的方案及有關其他事項已於2002年度股東周年大會上獲特別決議案的有條件批准。根據有關中國法律的規定，該等決議案自2002年度股東周年大會日期起有效期為一年，並將於2004年6月23日屆滿。截至本通函刊發日期止，本公司尚未完成擬發行A股的方案。有鑒於此，董事會已決定根據有關中國法律及法規尋求本公司股東的批准，於2003年度股東周年大會上以特別決議案的方式，參照本公司於2003年5月9日刊發的2002年度股東周年大會通告所載的第1、2及4項特別決議案，按照與2002年度股東周年大會所審議及通過決議案的相同結構、方式及同等條款，將所有與擬發行A股的方案相關的決議案續期一年；中國華電及其聯繫人(如有)將就續期與A股發行方案中向中國華電配售A股有關的決議案放棄投票。

由於中國華電是本公司的控股股東，持有本公司發行在外總股本約53.56%，因此如果本公司依據A股發行方案向中國華電配售A股事宜(以國有法人股形式)獲得進行，根據上市規則將構成本公司的關連交易，及已於2002年度股東周年大會上獲得獨立股東的批准。

吾等已獲委任向本公司獨立股東提供建議，以審議於2003年度股東周年大會上以特別決議案的方式，按照擬發行A股的方案中本公司向中國華電配售A股的條款，將與擬發行A股的方案相關的決議案續期一年，各項詳情載於通函所載的董事會函件內。

以投票方式表決的要求可以由提出者撤回。如果要求以投票方式表決的事項是選舉主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，否則會議可以繼續進行討論其他事項。投票結果仍被視為在該會議上所通過的決議。在大會上進行的投票，如股東(包括其股東代理人)擁有兩票或以上之投票權，毋須以同樣方式表決所有票數。

4. 推薦意見

敬請閣下垂注本通函第9頁至第10頁所載的獨立董事委員會函件。獨立董事委員會及本公司獨立股東的獨立財務顧問金榜融資發出的函件載於本通函第11頁至第16頁，其中載有金榜融資關於本公司依據擬發行A股的方案向中國華電配售A股事宜的意見及所考慮的主要因素和理由。

獨立董事委員會在考慮到金榜融資的意見後，認為本公司依據擬發行A股的方案向中國華電配售A股事宜的條款對本公司及其股東均是公平合理的。因此，獨立董事委員會建議本公司獨立股東在2003年度股東周年大會上投票贊成特別決議案，以批准將與按照擬發行A股的方案向中國華電發行A股建議相關的決議案續期一年。

5. 其他資料

敬請閣下參閱本通函附錄中所載的其他資料。

此致

本公司列位股東 台照

華電國際電力股份有限公司
承董事會命
賀恭
董事長
謹啟

2004年5月14日

根據擬發行A股方案，假設本次A股發行的總額為765,000,000股新股，且其中196,000,000股(以非上市流通的國有法人股的形式)定向配售給中國華電，那麼在A股發行工作完成後，中國華電將持有本公司總計為3,011,075,430股的國有法人股，約佔本公司發行A股工作完成後已發行總股本的50.01%。H股(計1,431,028,000股)及發行給且由公眾人士持有A股(計569,000,000股)的總和約佔本公司發行A股工作完成後已發行總股本的33.22%。

3. 2003年度股東周年大會

董事會已決定於2004年6月29日(星期二)召開2003年度股東周年大會，以批准(其中包括)本公司於截至2003年12月31日止財政年度的財務報告，以特別決議案的方式，參照本公司於2003年5月9日刊發的2002年度股東周年大會通告所載的第1、2及4項特別決議案，按照與2002年度股東周年大會所審議及通過決議案的相同結構、方式及同等條款，將所有與擬發行A股的方案相關的決議案續期一年；中國華電及其聯繫人(如有)將就續期與A股發行方案中向中國華電配售A股有關的決議案放棄投票。本公司現正向股東寄發召開2003年度股東周年大會的通知，連同參加會議的回執及代表委任表格。

於2004年5月28日營業時間結束時名列本公司H股股東名冊上的股東均有權出席2003年度股東周年大會並於會上投票。本公司將於2004年5月29日至2004年6月28日(包括首尾兩天)暫停辦理H股的股份過戶登記手續。擬參加2003年度股東周年大會的H股股東須於2004年5月28日(星期五)下午4:00時前將其過戶文件及有關股份證書存置於本公司的H股股份登記處香港證券登記有限公司。

閣下如欲出席2003年度股東周年大會，務請將股東周年大會通告隨附的出席確認回執按上面所印的指示填妥，並儘早交回，且無論如何最遲須於2004年6月8日(星期二)前送達。無論閣下是否有意出席2003年度股東周年大會，均務請將通告隨附的代理人委任表格按上面所印的指示填妥，並儘早交回。閣下填妥並交付代理人委任表格，仍然可親身出席股東周年大會或其任何延遲會議，並於會上投票。

根據公司章程第70至72條，於本公司之任何股東大會上，決議案須以舉手之方式表決，除非下列人士在舉手表決以前或以後，要求以投票方式表決：

(一) 會議主席；

(二) 至少兩名有表決權的股東或者有表決權的股東代理人；

(三) 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東(包括股東代理人)。

2.3 發行A股的原因及益處

公司在完成A股發行工作後，將進一步擴大本公司的股東基礎及股本基礎，並將開闢一個新的人民幣股本融資渠道，並將增加公司的股本和提高債務融資能力。由於注入新資本，本公司的資本成本將降低，資本結構將得到改善，這樣將促進本公司進一步拓展其在中國境內的電力開發、建設、經營及擁有權方面的業務。

2.4 A股發行對本公司股本結構的影響

假設本次依據A股發行方案而發行765,000,000股新A股，且其中196,000,000股(以非上市流通的國有法人股的形式)定向配售給中國華電，其餘569,000,000股A股(以在上海交易所上市的形式)公開發行給中國自然人及機構投資者(即：中國公眾)，本公司的股本結構在發行A股工作之前及之後的情況及變化如下所述：

	股票種類	A股發行前股份數額	持股比例(約%)	A股發行後股份數額	持股比例(約%)
1.	**未上市內資股**				
	中國華電持有的股份(國有法人股)	2,815,075,430	53.56	3,011,075,430	50.01
	其他股東持有的內資股	1,009,980,770	19.21	1,009,980,770	16.77
	小計	3,825,056,200	72.77	4,021,056,200	66.78
2.	**上市股份**				
	A股股東	—	—	569,000,000	9.45
	H股股東	1,431,028,000	27.23	1,431,028,000	23.77
	小計	1,431,028,000	27.23	2,000,028,000	33.22
3.	**總計**	**5,256,084,200**	**100.00**	**6,021,084,200**	**100.00**

由於中國華電是持有本公司已發行總股本約53.56%的控股股東，故根據《上市規則》，倘提議發行A股中由中國華電購買的股份(非上市國有法人股)可行，則將構成本公司的關連交易；該關連交易已獲本公司的獨立股東在2002年度股東周年大會上批准。董事會已委任獨立董事委員會進行審議及向本公司獨立股東提供建議，以審議於2003年度股東周年大會上以特別決議案的方式，按照向中國華電配售A股的條款，將與擬發行A股的方案中向中國華電配售A股相關的決議案續期一年；同時，本公司已委任金榜融資為獨立財務顧問向獨立董事委員會及本公司的股東提供建議。

2.2 與擬發行A股方案有關的其他事項

2.2.1 未分配利潤的共享

A股發行工作完成後本公司原有股東和新股東共同享有A股發行時本公司的未分配留存利潤。

2.2.2 董事應當採取的必要行動

在不違反中國法律、法規及公司章程的前提下，董事會應被授權在發行A股以及將向中國公眾發行的A股在上海證券交易所上市的過程中簽署所有的文件、執行必要的程序及就必須的事項採取行動。

2.2.3 股東在2002年度股東周年大會批准的事項及其續期

擬發行A股的方案及所有相關事項(包括建議修訂公司章程的相關條款以符合擬發行A股的方案的要求)已於2002年度股東周年大會上獲特別決議案的有條件批准。根據有關中國法律的規定，該等決議案自2002年股東周年大會日期起有效期為一年，並將於2004年6月23日屆滿。

截至本公告刊發日期止，本公司尚未完成擬進行的A股發行。本公司將努力儘快完成擬發行A股的方案。有鑒於此，董事會已決定根據有關中國法律及法規尋求本公司股東的批准，於2003年度股東周年大會上以特別決議案的方式，參照本公司於2003年5月9日刊發的2002年度股東周年大會通告所載的第1、2及4項特別決議案，按照與2002年度股東周年大會所審議及通過決議案的相同結構、方式及同等條款，批准將所有與擬發行A股的方案相關的決議案續期一年；中國華電及其聯繫人(如有)將就續期與A股發行方案中向中國華電配售A股有關的決議案放棄投票。

(5) 募集資金用途

經參照有關電力項目的預期資金需求，本公司對實施A股發行方案所得的募集資金淨額的擬定用途進行了調整，現決定其按先後順序作以下用途:

1. 人民幣4.755億元用於擬收購的項目(定義見本公司於2003年5月30日刊發的通函)；

2. 發行A股完成後，約人民幣3.7億元用於分次投資四川廣安發電有限責任公司二期工程的開發；

3. 發行A股完成後，約人民幣1.85億元用於分次投資寧夏英力特中寧發電有限公司開發的電力項目；及

4. 約人民幣10億元將用於投資鄒縣電廠四期的開發項目。

如果發行A股的募集資金不足應用於上述有待於股東大會授權董事會決定的所有或部份項目(或項目的部份)，公司將用內部資金彌補。

無論本公司這次擬發行的A股工作何時結束，及何時能實際收到這次募集資金，本公司均將根據當時情況，將這次募集資金以適當順序投資用於上述項目。

發行A股事宜(包括向中國華電配售的A股(以非上市流通的國有法人股的形式))，將根據中國證監會的要求最終決定。需要注意的是，擬發行的A股及其方案(包括，但不限於發行A股的規模及募集資金用途)，還需要由中國證監會批准和／或確認，並且根據發行A股方案擬向中國公眾發行的A股在上海證券交易所掛牌上市及交易事宜也需要由上海證券交易所批准和確認。**由於不能肯定A股發行計劃是否能夠完成、或是否能夠按照本公告中的計劃和方案進行，所以建議投資者在交易H股時需謹慎。**

如果依據A股發行方案而發行A股的最終數量少於現行擬定的最大數765,000,000股A股，那麼正如目前董事會所擬定的、在獲得包括中國證監會在內的中國各有關政府部門的批准後，最終配售給中國華電的A股（以非上市流通的國有法人股的形式）數量也將進行相應調整，以使在這次A股發行工作完成後，中國華電擁有本公司的股權最終不會低於50%。

就依據發行A股方案向中國華電配售A股一事，中國華電已於2003年5月7日書面承諾，並於2003年5月8日發出確認函，將按照本次公開發行確定的價格全額認購依據A股發行方案配售給它的所有A股（以非上市流通的國有法人股的形式），並且不可撤消地同意在國家出台關於國有股和法人股流通的新規定以前，暫不處置或出售該部份A股。

(3) 面值： 每股A股人民幣1元

(4) 發行價格及定價方式： 通過預路演確定價格區間，通過路演薄記確定本次擬發行A股的合適發行價格。最終發行價和發行過程將提議股東週年大會授權董事會決定。目前，發行價格期望確定在按照公司披露的（或將披露的）A股發行前最新財務年度報表的每股盈利的10-20倍之間，但最終發行價格須按照中國的有關法律、法規，獲得包括中國證監會在內的監管機構的批准，及發行A股時由建立在嚴格市場規律基礎上的中國證券市場條件確定。公司董事會目前預期，由董事會決定的擬發行A股方案的最終發行價格，不會低於在擬發行A股方案實施前三個月在香港交易所上市的H股的平均收市價。

本公司已向中國證監會申請擬進行的A股發行，申請工作正如期進行。截至本通函刊發日期止，本公司尚未完成擬發行A股的工作。本公司將努力儘快完成擬進行的A股發行。有鑒於此，董事會已決定根據有關中國法律及法規尋求本公司股東的批准，於2003年度股東周年大會上以特別決議案的方式，參照本公司於2003年5月9日刊發的2002年度股東周年大會通告所載的第1、2及4項特別決議案，按照與2002年度股東周年大會所審議及通過決議案的相同結構、方式及同等條款，批准將所有與擬發行A股的方案相關的決議案續期一年；中國華電及其聯繫人(如有)將就續期與A股發行方案中向中國華電配售A股有關的決議案放棄投票。

本公司發出本通函的目的，是向本公司股東提供有關擬發行A股方案的詳情，以便本公司股東對將於2003年度股東周年大會提呈的有關特別決議案做出投票。獨立董事委員會給本公司獨立股東的推薦意見載於本通函第9頁至第10頁。金榜融資向獨立董事委員會及本公司獨立股東提供意見的函件的副本載於本通函第11頁至第16頁。

2. 擬發行A股的方案

2.1 擬發行A股的方案的結構

擬發行A股的方案的結構如下所示：

(1) 將發行股份的種類： 人民幣普通股

(2) 將發行A股的數量及目標認購者： 最多不超過765,000,000股新A股，即約佔(任何情況下均不超過)公司已發行內資股總數的20%，在這765,000,000股當中：

(a) 最多不超過196,000,000股新A股(以非上市流通的國有法人股的形式)擬定向配售給中國華電；及

(b) 其餘部分的新發行A股則依據擬發行A股的方案向中國境內的除國家法律和行政法規禁止者之外的自然人及機構投資者(即：中國公眾)公開發行，並且這部分A股將在上海證券交易所掛牌上市。

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

董事：
賀　恭(董事長，非執行董事)
笪鴻興(執行董事)
朱崇利(非執行董事)
陳建華(執行董事)
田沛亭(執行董事)
彭興宇(非執行董事)
張炳炬(非執行董事)
王映黎(非執行董事)

獨立非執行董事：
丁慧平
趙景華
胡元木
王傳順

法定地址及總部：
中華人民共和國
山東省濟南市
經三路14號

香港營業地址：
香港中環
太子大廈8樓

香港股份登記、過戶地址：
香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓

* *僅供識別*

敬啟者：

將申請向中國公眾發行A股及向中國華電配售A股
關連交易

1. 緒言

如本公司於2003年5月9日、5月13日及6月24日刊發的公告及2003年5月30日刊發的通函所載，本公司曾建議實施擬發行A股的方案。擬發行A股的方案及有關其他事項(包括建議修訂公司章程的相關條款以符合擬發行A股的方案的要求)已於2002年度股東周年大會上獲特別決議案的有條件批准。根據有關中國法律的規定，該等決議案自2002年股東周年大會日期起有效期為一年，並將於2004年6月23日屆滿。

「香港聯交所」	指	香港聯合交易所有限公司；
「獨立董事委員會」	指	董事會下設的委員會，由本公司的四名獨立非執行董事（丁慧平先生、趙景華先生、胡元木先生及王傳順先生）組成；
「最後可行日期」	指	指2004年5月11日，即付印本通函前為確定當中若干資料的最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「中國」	指	中國人民共和國；
「擬進行的A股發行」或「擬發行A股的方案」	指	計劃最多發行不超過765,000,000股新A股，其中最多不超過196,000,000股的新增A股向中國華電配售發行（該部分股份為非上市流通的國有法人股）；其餘則向中國境內的自然人及機構投資者（即中國公眾）公開發行；擬向公眾發行的這部分新增A股計劃在上海證券交易所上市；
「人民幣」	指	人民幣，中國法定貨幣；
「證券及期貨條例」	指	*證券及期貨條例*（香港法例第571章）；及
「上海證券交易所」	指	中國上海證券交易所。

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「2002年度股東周年大會」	指	本公司於2003年6月24日舉行的2002年度股東周年大會;
「2003年度股東周年大會」	指	本公司提議於2004年6月29日(星期二)上午十時正於中國北京市西城區阜城門外大街甲9號國賓酒店舉行的2003年度股東周年大會;
「A股」	指	公司擬依據A股發行方案向中國境內的自然人及機構投資者(即：中國公眾)公開發售和向中國華電集團公司定向配售的國內普通股，每股面值為人民幣1元；
「公司章程」	指	本公司的公司章程；
「聯繫人」	指	具有上市規則所界定的涵義；
「中國華電」	指	中國華電集團公司，是一家國家全資擁有的企業，為本公司的控股股東，擁有本公司全部已發行股本的約53.56%；
「本公司」	指	華電國際電力股份有限公司(前稱為山東國際電源開發股份有限公司)，一家在中國註冊成立的、其H股在香港聯交所上市的、主要從事電力生產銷售的中外合資股份有限公司；
「中國證監會」	指	中國證券監督管理委員會；
「董事」	指	本公司的董事;
「金榜融資」	指	金榜融資(亞洲)有限公司，獨立董事委員會及本公司獨立股東的獨立財務顧問，且是一家持牌公司，可進行證券及期貨條例下第1類(證券買賣)及第6類(公司融資顧問)受規管業務；
「本集團」	指	本公司及其子公司及其控制的所有電廠和電站；
「H股」	指	本公司在香港聯交所上市的H股，每股面值為人民幣1元的境外上市外資股；
「香港」	指	中華人民共和國香港特別行政區；

目　錄

頁碼

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問或需採取行動**，應諮詢閣下之持牌證券經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的華電國際電力股份有限公司的股份全部售出或轉讓，應立即將本通函連同隨附的代表委託表格送交買主或經手買賣或轉讓的銀行、持牌證券經紀或其他代理商，以便轉交買主或承讓人。

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股票代號：1071)

建議向中國公眾發行A股及向中國華電配售A股

關連交易

華電國際電力股份有限公司
獨立董事委員會及獨立股東之獨立財務顧問

金榜融資(亞洲)有限公司

敬請閣下注意，分發本通函的目的是為本公司股東就本公司擬發行A股事宜提供資料，以便於股東將在本公司2003年度股東周年大會上對某些決議投票時做出信息更充分的判斷。A股只向中華人民共和國境內的認購人士發行。本通函並不構成認購或購買本公司任何A股或其他證券的發售、邀請或發售的誘導(或構成其中之一部分)，亦不構成有意向購買本公司任何股份或其他證券之人士發出的邀請資料。

本公司董事會函件載於本通函第1頁至第8頁。本公司獨立董事委員會函件載於本通函第9頁至第10頁。作為獨立財務顧問的金榜融資(亞洲)有限公司，向獨立董事委員會及本公司獨立股東提供意見的函件載於本通函第11頁至第16頁。

就將於二零零四年六月二十九日(星期二)上午十時正在位於中華人民共和國北京市西城區阜城門外大街甲9號國賓酒店召開本公司二零零三年度股東周年大會的通告連同出席確認回執、代理人委任表格已於二零零四年五月十四日刊發，現正將由本公司寄予本公司股東。閣下如欲出席二零零三年度股東周年大會，務請將股東周年大會通告隨附的出席確認回執按上面所印的指示填妥，並儘早交回，且無論如何最遲須於二零零四年六月八日(星期二)前送達。無論閣下是否有意出席本公司的股東周年大會，均務請將通告隨附的代理人委任表格按上面所印的指示填妥，並儘早交回。閣下填妥並交付代理人委任表格，仍然可親身出席股東周年大會或其任何延遲會議，並於會上投票。

2004年5月14日

* *僅供識別*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(formerly known as 山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED*)

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

ANNOUNCEMENT
PROPOSED ISSUE OF A SHARES TO THE PRC PUBLIC AND TO CHINA HUADIAN
CONNECTED TRANSACTION
CLOSURE OF THE COMPANY'S REGISTER OF MEMBERS

Ancillary matters relating to the Proposed A Share Issue

Sharing of undistributed profits

After completion of the Proposed A Share Issue, the existing and new shareholders of the Company shall be entitled to mutual sharing of the Company's undistributed retained profits when the Proposed A Share Issue takes place.

Taking of necessary action by the Directors

The Directors shall, under circumstances that do not violate any PRC laws, regulatory requirements and the Articles of Association, be authorised to sign all documents, carry out all procedures and take any other action as are necessary to effect, for the purpose of or otherwise in connection with, and upon, the Proposed A Share Issue and the proposed listing of such A Shares to be issued thereunder to the PRC public on the Shanghai Stock Exchange.

Shareholders' approvals passed at the 2002 AGM and refreshment of such approvals

The Proposed A Share Issue and all ancillary matters (including the proposed amendments to be made to the Articles of Association in connection with, and to cater for, the Proposed A Share Issue) were conditionally approved by way of special resolutions passed at the 2002 AGM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2002 AGM, expiring on 23rd June, 2004.

The Proposed A Share Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the Proposed A Share Issue as soon as practicable. In the circumstances, the board of Directors has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2003 AGM, to refresh for a one-year period all relevant resolutions relating to the Proposed A Share Issue and referred to in Special Resolutions numbered 1, 2 and 4 in the notice of the 2002 AGM dated 9th May, 2003 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM, with, in respect of the relevant resolution to refresh that regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian and its associate(s), if any, abstaining from voting.

Reasons for and the benefits of the Proposed A Share Issue

The Proposed A Share Issue, if completed, is expected to enlarge the shareholders' base and the capital base of the Company, and will open a new funding source of RMB denominated equity capital for the Company and is thereby expected to increase the Company's capital and debt raising capacity. With the injection of new capital, the Company's cost of capital will be lower and its capital structure will be improved, thus facilitating the Company to further develop its business in the development, construction, operation and ownership of power plants in the PRC.

Effects of the Proposed A Share Issue on the Company's capital structure

Set out below is a summary of the shareholding structure of the Company immediately before and immediately upon the completion of the Proposed A Share Issue, based on the assumption that a total of 765,000,000 new A Shares will be issued under the Proposed A Share Issue, out of which 765,000,000 new A Shares, 196,000,000 A Shares (in the form of unlisted State-owned legal person shares) will be allocated and issued to China Huadian, and the remaining 569,000,000 A Shares (which will be listed on the Shanghai Stock Exchange) will be issued to individuals and institutional investors in the PRC (i.e., the PRC public):

	Type of shares	Immediately before completion of the Proposed A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the Proposed A Share Issue	Approximate shareholding percentage (%)
1.	Unlisted domestic shares				
	Holder of State-owned legal person shares - China Huadian	2,815,075,430	53.56	3,011,075,430	50.01
	Other holders of domestic shares	1,009,980,770	19.21	1,009,980,770	16.77
	Sub-total:	3,825,056,200	72.77	4,021,056,200	66.78
2.	Listed shares				
	A Share shareholders	—	—	569,000,000	9.45
	H Share shareholders	1,431,028,000	27.23	1,431,028,000	23.77
	Sub-total:	1,431,028,000	27.23	2,000,028,000	33.22
3.	Total	5,256,084,200	100.00	6,021,084,200	100.00

Assuming a total of 765,000,000 new A Shares are issued under the Proposed A Share Issue, of which a total of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are allocated and issued to China Huadian, immediately following completion of the Proposed A Share Issue, China Huadian will be interested in altogether 3,011,075,430 State-owned legal person shares of the Company, representing an aggregate of approximately 50.01% of the total enlarged issued share capital of the Company following completion of the Proposed A Share Issue. The aggregate amount of H Shares (i.e., 1,431,028,000 H Shares) and such A Shares to be issued and held by the public (i.e., 569,000,000 A Shares) following completion of the Proposed A Share Issue represents approximately 33.22% of the then total enlarged issued share capital of the Company.

2003 AGM AND CLOSURE OF THE REGISTER OF MEMBERS

The board of Directors has resolved to convene the 2003 AGM to be held on Tuesday, 29th June, 2004 to approve, among other things including the Company's financial statements for the financial year ended 31st December, 2003, special resolutions to refresh for a one-year period all relevant resolutions relating to the Proposed A Share Issue and referred to in Special Resolutions numbered 1, 2 and 4 in the notice of the 2002 AGM dated 9th May, 2003 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM, with, in respect of the relevant resolution to refresh that regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian and its associate(s), if any, abstaining from voting.

The Company will soon issue and despatch to its shareholders the notice convening the 2003 AGM, together with the reply slip for attendance and proxy form, and a circular containing, among other things, information about the Proposed A Share Issue, the recommendations of the Independent Board Committee to the Company's shareholders, for the purpose of considering the special resolution to be sought at the 2003 AGM to refresh for a one-year period the relevant resolution relating to the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, on the terms of such proposed issue of A Shares to China Huadian, and the advice of the independent financial adviser to the Independent Board Committee and the Company's shareholders.

Shareholders whose names appear on the H Share register of members of the Company at the close of business on 28th May, 2004 are entitled to attend and vote at the 2003 AGM. The Company's H Share register of members will be closed from 29th May, 2004 to 28th June, 2004, both days inclusive, during which period no transfer of any H Share will be registered. Shareholders of the H Shares intending to attend the 2003 AGM should have lodged their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 28th May, 2004.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"2002 AGM"	means the 2002 annual general meeting of the Company held on 24th June, 2003;
"2003 AGM"	means the 2003 annual general meeting of the Company proposed to be held on Tuesday, 29th June, 2004;
"A Share(s)"	means the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each, proposed to be issued by the Company to individuals and institutional investors in the PRC (i.e., the PRC public) and to China Huadian under the Proposed A Share Issue;
"Articles of Association"	means the Articles of Association of the Company;
"associate(s)"	has the meaning ascribed thereto in the Listing Rules;
"China Huadian"	means 中國華電集團公司 (China Huadian Corporation), a wholly State-owned enterprise and the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital;
"Company"	means 華電國際電力股份有限公司 (Huadian Power International Corporation Limited) (formerly known as 山東國際電源開發股份有限公司 Shandong International Power Development Company Limited), a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, which is principally engaged in the electricity-generating business and whose H Shares are listed on the Hong Kong Stock Exchange;
"CSRC"	means China Securities Regulatory Commission;
"Directors"	means the directors of the Company;
"H Share(s)"	means the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each, which H Shares are listed on the Hong Kong Stock Exchange;
"Hong Kong"	means Hong Kong Special Administrative Region of The People's Republic of China;
"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	means a committee of the board of Directors comprising the four independent non-executive Directors (namely, Mr. Ding Huiping, Mr. Zhao Jinghua, Mr. Hu Yuanmu and Mr. Wang Chuanshun);
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	means The People's Republic of China;
"Proposed A Share Issue"	means the proposed issue of a maximum of 765,000,000 new A Shares, of which a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian, with the remaining portion to be issued to individuals and institutional investors in the PRC (i.e., the PRC public), and the proposed listing of such new A Shares to be issued to the PRC public as mentioned above on the Shanghai Stock Exchange;
"RMB"	means Renminbi, the lawful currency of the PRC; and
"Shanghai Stock Exchange"	means Shanghai Stock Exchange of the PRC.

By order of the board of Directors
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The board of Directors comprises of:
He Gong (Chairman, Non-executive Director)
Da Hongxing (Executive Director)
Zhu Chongli (Non-executive Director)
Chen Jianhua (Executive Director)
Tian Peiting (Executive Director)
Peng Xingyu (Non-executive Director)
Zhang Bingju (Non-executive Director)
Wang Yingli (Non-executive Director)
Ding Huiping (Independent non-executive Director)
Zhao Jinghua (Independent non-executive Director)
Hu Yuanmu (Independent non-executive Director)
Wang Chuanshun (Independent non-executive Director)

Shandong, the PRC
14th May, 2004

* *for identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(formerly known as 山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED*)

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

ANNOUNCEMENT
PROPOSED ISSUE OF A SHARES TO THE PRC PUBLIC AND TO CHINA HUADIAN CONNECTED TRANSACTION CLOSURE OF THE COMPANY'S REGISTER OF MEMBERS

As mentioned in the announcements dated 9th May, 13th May and 24th June, 2003 issued by the Company and the Company's *circular dated* 30th May, 2003, the Company proposed to proceed with the Proposed A Share Issue. The Proposed A Share Issue and the ancillary matters were conditionally approved by way of special resolutions passed at the 2002 AGM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2002 AGM, expiring on 23rd June, 2004.

The Proposed A Share Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the Proposed A Share Issue as soon as practicable. In the circumstances, the board of Directors has resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2003 AGM, to refresh for a one-year period all *relevant resolutions relating to the Proposed A Share* Issue in the same structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM.

As China Huadian *is the controlling shareholder* of the Company *holding approximately* 53.56% *of its* entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person *shares)* under the Proposed *A Share Issue* to China Huadian, if materialised, will constitute a connected transaction of the Company under the Listing Rules and was approved by the independent shareholders of the Company at the 2002 AGM. The board of Directors has appointed the Independent Board Committee to consider and advise the Company's shareholders, for the purpose of considering the special resolution to be sought at the 2003 AGM to refresh for a one-year period the relevant resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, on the terms of such proposed issue of A Shares to China Huadian, and has appointed an independent financial adviser to advise the Independent Board Committee and the Company's shareholders.

The Company will soon issue and despatch to its shareholders the notice convening the 2003 AGM, together with the reply slip for attendance and proxy form, and a circular containing, among other things, information about the Proposed A Share Issue, the recommendations of the Independent Board Committee and the advice of the independent financial adviser to the Independent Board Committee and the Company's shareholders.

Shareholders whose names appear on the H *Share register of members of the Company* at the *close of* business on 28th May, 2004 are entitled to attend and vote at the 2003 AGM. The Company's H Share *register of members will* be closed from 29th May, 2004 to 28th June, 2004, both days inclusive, during which period no transfer of any H Share will be registered. Shareholders of the H Shares intending to attend the 2003 AGM should have lodged their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 28th May, 2004.

INTRODUCTION

As mentioned in the announcements dated 9th May, 13th May and 24th June, 2003 issued by the Company and *the Company's circular dated 30th May, 2003, the Company proposed to proceed with the Proposed A Share* Issue. The Proposed A Share Issue and the ancillary matters (including the proposed amendments to be made to the Articles of Association in connection with, and to cater for, the Proposed A Share Issue) were conditionally approved by way of special resolutions passed at the 2002 AGM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2002 AGM, expiring on 23rd June, 2004.

The Company has applied to the CSRC in respect of the Proposed A Share Issue, and the application is in progress as anticipated. The Proposed A Share Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the Proposed A Share Issue as soon as practicable. In the circumstances, the board of Directors has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2003 AGM, to refresh for a one-year period all relevant resolutions relating to the Proposed A Share Issue and referred to in Special Resolutions *numbered 1, 2 and 4 in the notice of the 2002 AGM dated 9th May, 2003 issued by the Company in the same* structure and manner and in essentially identical terms as those considered and passed at the 2002 AGM, with, in respect of the relevant resolution to refresh that regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian and its associate(s), if any, abstaining from voting.

PROPOSED A SHARE ISSUE

Structure of the Proposed A Share Issue

The structure of the Proposed A Share Issue is set out below:

(1) Type of securities to be issued: RMB denominated ordinary shares

(2) Number of A Shares to be issued and target subscribers: A maximum of 765,000,000 new A Shares, representing approximately (and in any event not more than) 20% of all domestic shares of the Company currently in issue. Out of such 765,000,000 new A Shares:

(a) a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian; and

(b) the remaining portion of the new A Shares to be issued under the Proposed A *Share Issue is proposed* to be *issued* to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC (i.e., to the PRC public), and *such A Shares are proposed to be listed* on the Shanghai Stock Exchange.

In the event that the total number of A Shares to be issued under the Proposed A Share Issue turns out to be less than the maximum number of 765,000,000 A Shares as is currently contemplated, the number of A Shares (in the form of unlisted *State-owned legal person shares) to be allocated and issued to* China Huadian will, as currently contemplated by the Directors and subject to be approved by all relevant PRC regulatory authorities including the CSRC, be adjusted accordingly such that China Huadian, following completion of the Proposed A Share Issue, will continue to be interested in not less than 50% of the then enlarged issued share capital of the Company.

In connection with the proposed issue of A Shares to China Huadian under the *Proposed A Share Issue, China Huadian issued a written commitment on 7th* May, 2003 in favour of the Company and a confirmation letter on 8th May, *2003 that China Huadian will fully subscribe*, at the same price as the *issue* price under the Proposed A Share Issue, for all A Shares (in the form of unlisted State-owned legal person shares) to be allocated to it under the Proposed A Share Issue, and has in effect irrevocably agreed not to dispose of or otherwise deal with such A Shares until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal person shares.

(3) Nominal value: RMB1.00 per A Share

(4) Issue price and pricing process: A price range will be determined through pre-marketing and a "book-building" process will be conducted to determine an appropriate issue price *for the* Proposed A Share Issue. The final issue price and the pricing process shall be determined by the board of Directors. Currently, the issue price is expected to be an amount ranging between 10 and 20 times of the Company's profits per share as disclosed (or will be disclosed) in its then latest financial statements for the financial year preceding that when the Proposed A Share Issue takes place. However, the final issue price will, as may be required under relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC and will be determined in accordance with *strict market principles* based on the PRC securities market condition at the time when the Proposed A Share Issue takes place. The Directors currently *expect that the final issue price for the Proposed A Share Issue to be determined* by the board of Directors will not be lower than the three-month average closing price of H Shares on the Hong Kong Stock Exchange immediately prior to the Proposed A Share Issue taking place.

(5) Use of proceeds: The Company's proposal regarding its intended use of net proceeds to be raised from the Proposed A Share Issue was, by reference to the expected financing requirements of the relevant power projects, adjusted and now determined in *the manner and priority as follows:*

1. RMB475.50 million to be used to fund and finance the Proposed Acquisition (as defined in the Company's circular dated 30th May, 2003);
2. approximately RMB370 million to be used, in installments after completion of the Proposed A Share Issue, to invest in the phase II project of Sichuan Guangan Power Generation Company Limited;
3. approximately RMB185 million to be used, in installments after *completion of the Proposed A Share Issue, to invest in power projects* to be developed by Ningxia Yinglite Zhongning Power Company Limited; and
4. approximately RMB1,000 million to be used to invest in the development of phase IV of Zouxian Power Plant.

If the proceeds to be raised from the Proposed A Share Issue turns out to be insufficient to fund all or any of the projects (or any part thereof) as shall be *determined by the board of Directors, it is the current intention of* the Company that any deficit will be funded out of its internal resources.

Regardless of when the Proposed A Share Issue will conclude and when the Company will actually receive the proceeds therefrom, the Company, depending on the circumstances at that time, expects to apply all such proceeds to fund the above items in an applicable priority.

The Proposed A Share Issue (including the proposed issue of A Shares (in the form of unlisted State-owned legal person shares) to China Huadian) *shall be conducted in accordance* with the *requirements* of the CSRC. It should be noted that the Proposed A Share Issue and the structure thereof (including, but not limited to, the scale of the Proposed A Share Issue and the intended use of proceeds therefrom), is *also subject to the approval* and/or endorsement of the CSRC, and that of the Shanghai Stock Exchange in respect of the listing and trading on the Shanghai Stock Exchange of such A Shares to be issued to the PRC public under the Proposed A Share Issue. **There is no assurance that the Proposed A Share Issue will materialise or will proceed in such manner and in such terms as are set out herein. Investors are therefore advised to exercise caution when dealing in the H Shares.**

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed *issue of any of the A Shares (in the form of* unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction of the Company under the Listing Rules and was approved by the *independent shareholders of the Company* at the 2002 AGM. The board of Directors has appointed the Independent Board Committee to consider and advise the Company's shareholders, for the purpose of considering the special resolution to be sought at the 2003 AGM *to refresh* for a one-year period the relevant resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, on the terms of such proposed issue of A Shares to China Huadian, *and has appointed an independent financial adviser* to advise the Independent Board Committee and the Company's shareholders.